================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                               BIOWHITTAKER, INC.
                           (NAME OF SUBJECT COMPANY)

                               BIOWHITTAKER, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                            (AND ASSOCIATED RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   09066T 108
                    ((CUSIP) NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                            F. DUDLEY STAPLES, ESQ.
                                GENERAL COUNSEL
                               BIOWHITTAKER, INC.
                              8830 BIGGS FORD ROAD
                          WALKERSVILLE, MD 21793-0127
                                 (301) 898-7025
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF
                       OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                 WITH A COPY TO

                              ARIEL VANNIER, ESQ.
                   VENABLE, BAETJER, HOWARD & CIVILETTI, LLP
                            1201 NEW YORK AVENUE. NW
                           WASHINGTON, DC 20005-3917

================================================================================

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the Subject Company is BioWhittaker, Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 8830 Biggs Ford Road, Walkersville, MD 21793-0127. The title of the equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Company's Common Stock, par value $0.01 per share (the "Common Stock"), and the associated rights to purchase Series A Participating Cumulative Preferred Stock, par value $0.1 (the "Rights" and, together with the Common Stock, the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer (the "Offer") made by BW Acquisition Corporation, a Delaware corporation (the "Purchaser"), a wholly owned subsidiary of Cambrex Corporation, a Delaware corporation ("Parent"), disclosed in the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated August 28, 1997, to purchase all of the outstanding Shares at a price of $11.625 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 28, 1997 (the "Offer to Purchase"), and the related Transmittal Letter (the Schedule 14D-1, Offer to Purchase, Transmittal Letter and related documents, together with any amendments or supplements thereto, are sometimes collectively referred to herein as the "Offer Documents"). A copy of the Offer to Purchase is filed as Exhibit 1 to this Statement.

     According to the Schedule 14D-1, the principal executive offices of Parent and the Purchaser are located at One Meadowland Plaza, East Rutherford, NJ, 07073.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of August 22, 1997 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company. A copy of the Merger Agreement is filed as Exhibit 2 to this Statement.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b) Except as set forth in this Item 3(b) or in the Information Statement attached to this Schedule
14-D as Annex A (the "Information Statement") to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company and its affiliates and (1) the Company, its executive officers, directors and affiliates or (2) Parent or the Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 issued under the Exchange Act in connection with the Purchaser's right (after consummation of the Offer) to designate persons to be appointed to the Board of Directors of the Company other than at a meeting of the stockholders of the Company. The Information Statement is hereby incorporated by reference.

  (B)(1) CERTAIN ARRANGEMENTS BETWEEN THE COMPANY AND CERTAIN OF ITS DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES

     Funding of SERP

     Prior to execution of the Merger Agreement, the Company terminated the trust that funds the BioWhittaker Inc. Supplemental Executive Retirement Plan (the "SERP") (the "Original SERP Trust") and immediately established a replacement trust for the SERP (the "Replacement SERP Trust"). The terms of the Replacement SERP Trust are substantially identical to those of the Original SERP Trust. In May 1996, the Company voluntarily funded the Original SERP Trust with 300,000 Shares. In connection with the termination of the Original SERP Trust and establishment of the Replacement SERP Trust, 179,656 Shares were returned to the Company and cancelled, and the remaining 120,344 Shares were transferred to the Replacement SERP Trust.

  Stock Options; Equity-based Plans

     Pursuant to the Merger Agreement, all options to purchase shares of the Company's Common Stock outstanding immediately prior to the Effective Time of the Merger (as defined in the Merger Agreement), including, without limitation, options outstanding pursuant to the Company's 1994 Stock Option Plan for Non-Employee Directors and its 1991 Long-Term Stock Incentive Plan will be canceled in exchange for consideration ("Option Consideration") equal to the product of (i) the number of Shares previously subject to options and (ii) the excess if any, of the Merger Consideration (as defined in the Merger Agreement) over the exercise price for such Shares under such options.

     The Company has agreed, pursuant to the Merger Agreement and subject to the payment of the Option Consideration, effective as of the Effective Time of the Merger, to cause to be terminated each stock option or other equity-based plan maintained with respect to any Shares (or rights in respect thereof) other than the BioWhittaker, Inc. Savings & Stock Investment Plan (the "BSSIP") and the SERP.

  Assumption of Change of Control Employment Agreements

     The Company has Change of Control Employment Agreements ("Change of Control Agreements") with Thomas Winkler, Philip L. Rohrer, Jr., Leif Olsen and F. Dudley Staples, Jr. (each, an "Executive" and, collectively, the "Executives"). A copy of the form of Change of Control Agreement dated March 11, 1997, entered into by the Company with each of the Executives is filed as Exhibit 6 to this Statement. In connection with the Merger Agreement, and in accordance with the terms of these agreements, Parent and the Purchaser have agreed to assume in all respects the obligations of the Company pursuant to the Change of Control Agreements.

  Employment Letters

     Each of the Executives who is a party to a Change of Control Agreement, and Noel L. Buterbaugh, the President and Chief Executive Officer of the Company (each, a "Senior Executive" and, collectively, the "Senior Executives"), has entered into a letter agreement (each an "Employment Letter" and, collectively, the "Employment Letters") with Parent concerning their respective employment relationships following completion of the acquisition of the Company by Parent. Copies of the forms of Employment Letters applicable to the Executives and of Mr. Buterbaugh's Employment Letter are filed as Exhibits 7(a) and 7(b), respectively, to this Statement. The Employment Letters with respect to the Executives provide that the terms of such Employment Letters will apply, to the extent that the terms and conditions thereof are not covered by the Change of Control Agreements and upon expiration of those Agreements and Mr. Buterbaugh's Employment Letter provides that its terms and conditions will apply commencing upon completion of the acquisition of the Company by Parent.

     Each of the Employment Letters provides for (i) an annual salary at a stated rate, subject to annual review; (ii) participation in, and receipt of bonuses through, Parent's Earnings Improvement Program, with 1998 bonuses at least equal to the Senior Executive's bonus target award under the Company's 1997 Management Incentive Compensation Plan; (iii) the grant of options pursuant to Parent's 1996 Performance Stock Option Plan; (iv) continued participation in and receipt of benefits under existing welfare benefit plans (including medical, prescription, dental, disability, life insurance and similar plans) or similar plans of Parent which, in the aggregate will provide a similar quality of benefits; (v) continued accrual of benefits under the Company's defined contribution plans, SERP and BSSIP, as applicable; and (vi) continuation of reasonable fringe benefits. In addition, each of the Employment Letters also provides that upon any termination of the Senior Executive's employment by Parent (not including death or disability) other than for Cause (as defined), the Senior Executive is entitled to a severance payment equal to his monthly base salary for up to 12 months from the date of separation or until he secures other employment, whichever occurs first.

     The Employment Letters also contain certain noncompetition and nonsolicitation provisions applicable for a period of two years following the date of termination of each Senior Executive's employment by the Parent for any reason.

  Indemnification Arrangements

     The Company is a Delaware corporation. The General Corporation Law of the State of Delaware (the "DGCL") generally provides that a corporation may indemnify an officer or director who was, is or is threatened to be made a party to any threatened, pending or completed action by reason of the fact that he is or was a director, officer or employee of the corporation against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     The Certificate of Incorporation of the Company, provides that no person shall be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under Delaware law. In addition, the Certificate provides that each person who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (a "Proceeding"), by reason of the fact that such person is or was a director or officer of the Company, shall be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL, including against all expenses incurred in connection with a Proceeding in advance of its final disposition to the fullest extent permitted by the DGCL.

     The Company maintains a directors' and officers' liability insurance policy to insure directors and officers against losses resulting from wrongful acts committed by them in their capacities as officers and directors of the Company, including liabilities arising under the Securities Act.

     The Merger Agreement provides that all rights to indemnification and exculpation from liabilities for acts or omissions occurring prior to the Effective Time of the Merger currently existing in favor of the current or former directors or officers of the Company and its subsidiaries, as provided in their respective certificates of incorporation, by-laws, (or comparable organizational documents) and indemnification agreements will survive the Merger and continue in full force and effect for a period of not less than six years from the Effective Time. The Merger Agreement also obligates the Parent to cause to be maintained for a period of six years from the Effective Time the Company's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring prior to the Effective Time ("D&O Insurance") for all persons who were directors and officers of the Company on the date of the Merger Agreement, so long as the annual premium therefor is not in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement (the "Maximum Premium"); provided, however, that in lieu of maintaining such existing D&O Insurance, Parent may cause coverage to be provided under any policy maintained for the benefit of Parent or any of its subsidiaries or any policy specifically obtained for that purpose, so long as the terms thereof are no less advantageous to the covered person than the existing D&O Insurance. If the existing D&O Insurance expires, is terminated or canceled, Parent is obligated to use all reasonable efforts to cause to be obtained for the remainder of the six-year period following the Effective Time of the Merger as much D&O Insurance as can be obtained for the remainder of the period, on terms and conditions no less advantageous to the covered person than the existing D&O Insurance.

(B)(2) CERTAIN ARRANGEMENTS BETWEEN AND AMONG PARENT, THE PURCHASER AND CERTAIN DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES OF THE COMPANY.

     On August 22, 1997, the Company, Parent and the Purchaser entered into the Merger Agreement. Concurrently therewith, Parent, the Purchaser and each of Anasco GmbH, and Messrs. Joseph Alibrandi, Buterbaugh, Winkler, Rohrer, Olsen, and Staples entered into a Stockholders Agreement (described below). The following summaries of agreements are qualified in their entirety by reference to the full text of these agreements.

  The Merger Agreement

     The Offer. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that the Purchaser may, in its sole discretion waive, in whole or in part, at any time or from time to time, any condition, increase the price per Share payable in the Offer, or make any other changes in the terms and conditions of the Offer, provided that the Purchaser has agreed that it will not, without the written consent of the Company, (a) reduce the number of Shares subject to the Offer, (b) reduce the Offer Price, (c) add to the conditions to the Offer set forth in the Merger Agreement, (d) modify the form of consideration payable in the Offer, (e) increase the Minimum Condition (which is defined as that number of Shares which, together with the Option Shares, would represent in excess of 50% of all outstanding Shares determined on a fully diluted basis on the date of purchase), or (f) amend the conditions to the Offer or any other term of the Offer in any manner materially adverse to the holders of Shares. The Purchaser has reserved the right (but is not obligated to), subject to the terms of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the "Commission"), extend the period of time during which the Offer is open, and thereby delay payment for the Shares, and to amend the Offer. Purchaser, subject only to the conditions of the Offer, shall accept for payment and pay for the Shares which have been validly tendered and not withdrawn pursuant to the Offer as soon as it is permitted to do so under applicable law. The Purchaser has the right to terminate the Offer if, on or before October 31, 1997 and without fault of the Purchaser, the conditions to the Offer have not been met.

     The Merger. The Merger Agreement provides that following the satisfaction or waiver of the conditions described below under "Conditions to the Merger", and as promptly as practicable following consummation of the Offer, the Purchaser will be merged with and into the Company, and each then outstanding Share (other than Shares owned by the Company, any subsidiary of the Company, Parent, the Purchaser, any other subsidiary of Parent or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer.

     The Company shall be the surviving entity in the Merger and the name of the surviving company shall be "BioWhittaker Inc." The Certificate of Incorporation and Bylaws of the Company shall remain those of the surviving company.

     The Merger Agreement also provides that the directors of the Purchaser at the effective time of the Merger (the "Effective Time") will be the directors of the surviving corporation, and the officers of the Company at the Effective Time will be the officers of the surviving corporation, until their respective successors are duly elected or appointed and qualified.

     The Merger Agreement provides that promptly upon the purchase by the Purchaser of the Shares pursuant to the Offer and from time to time thereafter, the Purchaser shall be entitled to designate up to the minimum number of directors of the Company necessary in order for the result (expressed as a fraction) derived by dividing the number of directors so designated by the total number of directors to be at least equal to the result (expressed as a fraction) derived by dividing the Shares then held by the Purchaser by the total number of Shares then outstanding, provided, however, that until the consummation of the Merger, the Board of Directors of the Company will have at least two Independent Directors. Subject to applicable law, the Company has agreed to take all action requested by Parent necessary to effect any such election, including mailing to its stockholders the Information Statement containing the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, which Information Statement is attached as Annex A hereto. The term "Independent Director" means a director of the Company who is (i) not designated by the Purchaser nor otherwise affiliated with Parent or the Purchaser, (ii) not an employee or the Chairman of the Company or any of its subsidiaries and (iii) is not affiliated with Anasco.

     Following the election or appointment of the Purchaser's designees to the Board, any amendment to the Merger Agreement or the Certificate of Incorporation or By-laws of the Company, any termination of the Merger Agreement by the Company, and any extension of time for performance, or waiver of rights, under the Merger Agreement will require the concurrence of a majority of Independent Directors.

     Company Stock Options. Immediately prior to the Effective Time, each then outstanding option to purchase Shares (a "Company Stock Option"), whether or not then vested and exercisable, shall be canceled in exchange for a right to receive payment within 15 days of an amount in cash (less applicable withholding taxes) equal to the product of (i) the number of Shares previously subject to such Company Stock Option multiplied by (ii) the excess, if any, of the price per Share paid pursuant to the Offer over the exercise price per Share of the Share previously subject to such Company Stock Option.

     Stockholder's Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, as soon as practicable following the consummation of the Offer, duly call, give notice of, convene and hold a meeting of its stockholders (the "Meeting") for the purpose of considering and taking action upon the Merger Agreement. The Proxy Statement shall include the recommendation of the Board that stockholders of the Company vote in favor of the approval and adoption of the Merger Agreement and the transactions contemplated thereby (provided, however, that such recommendation may be modified or withdrawn as provided in the Merger Agreement).

     Conditions to the Merger. The Merger Agreement provides that the obligations of Parent, the Purchaser and the Company to consummate the Merger are subject to the satisfaction of certain conditions, including the following:
(a) the Purchaser shall have purchased all Shares duly tendered and not withdrawn pursuant to the terms of the Offer and subject to the terms thereof; provided that the obligation of the Parent and the Purchaser to effect the Merger shall not be conditioned on the fulfillment of such condition if the failure of the Purchaser to purchase the Shares pursuant to the Offer shall have constituted a breach of the Offer or of the Merger Agreement; (b) the consummation of the Merger shall not be precluded by any order, decree or injunction of a court of competent jurisdiction (each party having agreed to use its best efforts to have any such order reversed or injunction lifted), and there shall not have been any action taken or any law enacted, promulgated or deemed applicable to the Merger by any court, governmental agency or regulatory or administrative authority, foreign or domestic (each, a "Governmental Entity") that makes consummation of the Merger illegal; (c) if required by Certificate of Incorporation and By-Laws of the Company and the DGCL, the Merger Agreement shall have been approved and adopted by the affirmative vote of the holders of the requisite number of Shares in accordance with the Certificate of Incorporation and By-Laws of the Company and the DGCL; and (d) any applicable waiting period under the HSR Act shall have expired or been terminated. The Merger Agreement also provides that the obligations of Parent and the Purchaser to consummate the Merger are subject to the following additional conditions: (a) the Company shall have performed all of its material agreements and covenants contained in the Merger Agreement required to be performed on or prior to the Effective Time and the representations and warranties of the Company contained in the Merger Agreement shall be true and correct in all material respects on and as of (i) the date made and (ii) except in the case of representations and warranties expressly made solely with reference to a particular date, the effective time of the Merger and (b) the Company shall not have received notice from the holder or holders of more than 10% of the outstanding Shares, determined on a fully diluted basis, that such holder or holders have exercised or intend to exercise its or their appraisal rights under Section 262 of the DGCL.

     As used herein, "Material Adverse Effect" means, with respect to any person or entity, a material adverse effect on the business, assets, liabilities, operations or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole.

     Termination of the Merger Agreement. The Merger Agreement may be terminated at any time prior to the effective time of the Merger, whether prior to or after approval of the terms of the Merger Agreement by the stockholders of the Company:

          (1) by the mutual written consent of Parent, the Purchaser and the Company;

          (2) by either the Parent or the Company if, on or before October 31, 1997 and without fault of such terminating party, Purchaser shall not have purchased in the Offer such number of Shares which, together with the number of Option Shares (as defined below) subject to the Stockholders Agreement, represents in excess of 50% of the Shares on a fully diluted basis, or the Merger shall not have been consummated on or before November 30, 1997, provided, however, that the right to terminate the Merger Agreement is not available (i) to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Offer or the Merger to have occurred on or before the aforesaid date;

          (3) by either the Parent or the Company if the Offer shall expire or terminate in accordance with its terms without any Shares having been purchased thereunder and, in the case of termination by the Parent, the Purchaser shall not have been required by the terms of the Offer or the Merger Agreement to purchase any Shares pursuant to the Offer;

          (4) by the Company if the Purchaser shall not timely commence the Offer as provided in the Merger Agreement;

          (5) if approval by the Company's stockholders is required by law, by either the Purchaser or the Company if, upon a vote of the Company's stockholders, such stockholder approval shall not have been obtained;

          (6) unilaterally by the Purchaser or the Company (i) if the other fails to perform any material covenant or agreement in any material respect in the Merger Agreement, and does not cure the failure in all material respects within 30 business days after the terminating party delivers written notice of the alleged failure or (ii) if any condition to the obligations of that party is not satisfied (other than by reason of a breach by that party of its obligations hereunder), and it reasonably appears that the condition cannot be satisfied prior to November 30, 1997;

          (7) by either the Purchaser or the Company if either is prohibited by an order or injunction (other than an order or injunction on a temporary or preliminary basis) of a court of competent jurisdiction or other Governmental Entity from consummating the Offer or the Merger and all means of appeal and all appeals from such order or injunction have been finally exhausted;

          (8) by the Purchaser if the Board of Directors of the Company shall have withdrawn or modified, or resolved to withdraw or modify, in any manner which is adverse to Parent or the Purchaser, its recommendation or approval of the Merger or the Merger Agreement; provided, however, that such a termination shall not become effective if, as a result of the Company's receipt of a proposal for an Acquisition Transaction (as defined under "Takeover Proposals") from a third party, the Company, in accordance with the Merger Agreement, withdraws or modifies, or resolves to withdraw or modify, in any manner which is adverse to Parent or the Purchaser, its recommendation or approval of the Merger or the Merger Agreement and if within ten business days of taking and disclosing to its stockholders the aforementioned position the Company publicly reconfirms its recommendation of the transactions contemplated by the Merger Agreement; or

          (9) by the Company if (i) the Board of Directors of the Company shall have determined in good faith, based on the advice of outside counsel, that it is necessary, in order to comply with its fiduciary duties to the Company's stockholders under applicable law, to terminate the Merger Agreement to enter into an agreement with respect to or to consummate a transaction constituting a Superior Proposal (as defined under "Takeover Proposals"), (ii) the Company shall have given notice to the Purchaser advising the Purchaser that the Company has received a Superior Proposal from a third party, specifying the material terms and conditions (including the identity of the third party) and that the Company intends to terminate the Merger Agreement, (iii) either (A) the Purchaser shall not have revised its proposal for an Acquisition Transaction within two business days from the time on which such notice is deemed to have been given to Parent, or
     (B) if the Purchaser within such period shall have revised its proposal for an Acquisition Transaction, the Board of Directors of the Company, after receiving advice from the Company's financial advisor, shall have determined in its good faith reasonable judgment that the third party's proposal for an Acquisition Transaction is superior to Parent's revised proposal for an Acquisition Transaction and (iv) the Company, at the time of such termination, pays the Expenses and the Termination Fee (each as defined under "Fees and Expenses" below).

     Takeover Proposals. The Merger Agreement provides that the Company shall not, shall not permit any of its subsidiaries to, and shall not authorize or permit any officer, director or employee or any investment banker, attorney, accountant or other advisor or representative of the Company or any of its subsidiaries to, directly or indirectly, except as otherwise described in this Section on "Takeover Proposals" (i) initiate, solicit, negotiate, encourage, or provide confidential information to facilitate any proposal or offer to acquire all or any substantial part of the business and properties of the Company and its subsidiaries, taken as a whole, or beneficial ownership (as determined pursuant to Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the capital stock of the Company, whether by merger, purchase of assets, tender offer or otherwise, whether for cash, securities or any other consideration or combination thereof (such transactions being referred to herein as "Acquisition Transactions"), (ii) enter into any agreement with respect to any Acquisition Transaction or give any approval of the type referred to in the next paragraph below with respect to any Acquisition Transaction or (iii) participate in any discussions regarding, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to any Acquisition Transaction. Notwithstanding the immediately preceding sentence, the Company and its subsidiaries may, prior to the approval of the Merger Agreement by the Company's stockholders, in response to any unsolicited proposal for an Acquisition Transaction, furnish information concerning its business, properties or assets to the corporation, partnership, person or other entity or group (a "Potential Acquiror") making such proposal for an Acquisition Transaction and participate in negotiations with the Potential Acquiror if (x) the Company's Board of Directors after consultation with one or more of its independent financial advisors, is of the reasonable belief that such Potential Acquiror has the financial wherewithal to consummate such an Acquisition Transaction, (y) the Company's Board of Directors reasonably determines, after receiving advice from the Company's financial advisor, that such Potential Acquiror has submitted a proposal for an Acquisition Transaction that involves consideration to the Company's stockholders and other terms that taken as a whole are superior to the Merger, and (z) based upon advice of counsel to such effect, the Company's Board of Directors determines in good faith that it is necessary to so furnish information and negotiate in order to comply with its fiduciary duty to stockholders of the Company. The Merger Agreement provides that in the event the Company shall determine to provide any information as described above, or shall receive any offer of the type referred to in this subsection or shall receive or become aware of any other proposal to acquire a substantial part of the business and properties of the Company and its subsidiaries, taken as a whole, or to acquire a substantial amount of capital stock of the Company, it shall promptly inform Parent orally as to the fact that information is to be provided and shall furnish to Parent the identity of the recipient of such information and/or the proponent of such offer or proposal and a description of the material terms thereof. The Company is also obligated to keep Parent fully informed of the status and material details of any such proposed Acquisition Transaction or other transaction (including any material amendments or material proposed amendments of any such proposed Acquisition Transaction or other transaction).

     The Merger Agreement also provides that neither the Board of Directors of the Company nor any committee thereof (x) shall withdraw or modify or propose to withdraw or modify, in any manner adverse to Parent, the approval of recommendation of such Board of Directors or such committee of the Merger or (y) approve or recommend, or propose to approve or recommend, any proposal for an Acquisition Transaction except, in each case, in connection with a Superior Proposal. As used herein, the term "Superior Proposal" means a bona fide proposal to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than 50% of the Shares then outstanding or all or substantially all the assets of the Company, provided (i) such proposed transaction satisfies the tests set forth in clauses (x), (y) and (z) of the second sentence of the immediately preceding paragraph and (ii) the Board of Directors determines, in its good faith reasonable judgment, that such proposed transaction is reasonably likely to be consummated without undue delay.

     Fees and Expenses. The Merger Agreement provides that the Company will pay, or cause to be paid, in same day funds to Parent the sum of (x) Parent's Expenses (as defined below) and (y) $4,125,000 (the "Termination Fee") upon demand if (i) the Company terminates the Merger Agreement in accordance with the provision described in paragraph (9) under "Termination of Merger Agreement". In addition, the Company will pay or cause to be paid in same day funds to Parent, the sum of Parent's Expenses and the Termination Fee upon demand if (i) the Purchaser terminates the Merger Agreement in accordance with the provisions described in paragraphs (6) or (8) under "Termination of Merger Agreement" at any time after a proposal for an Acquisition Transaction has been made, (ii) the Company or the Purchaser terminates the Merger Agreement in accordance with the provisions described in paragraphs (2), (3) or (5) under "Termination of Merger Agreement" at any time after a proposal for an Acquisition Transaction has been made, or (iii) the Purchaser terminates the Merger Agreement in accordance with the provision described in paragraph (6)(ii) under "Termination of Merger Agreement" at any time after a proposal for an Acquisition Transaction has been made and, within nine months after any termination referred to in the immediately preceding clauses (i), (ii) or (iii) of this sentence, the person that made the proposal for an Acquisition Transaction (or an affiliate thereof) completes a merger, consolidation or other business combination with the Company or a subsidiary of the Company, or the purchase from the Company or from a subsidiary of the Company of 30% or more (in voting power) of the voting securities of the Company or of 30% or more (in market value) of the assets of the Company and its subsidiaries, on a consolidated basis; provided that the Company will not have any such obligations if the Purchaser terminates the Merger Agreement in accordance with the provision described in paragraph (6)(ii) under "Termination of Merger Agreement" as a result of the failure of a condition to be satisfied unless the reason for the failure of such condition to be satisfied is reasonably related to the making of such proposal for an Acquisition Transaction by the person that ultimately consummated a transaction with the Company. "Expenses" shall mean reasonable and reasonably documented out-of-pocket fees and expenses incurred or paid by or on behalf of Parent in connection with the Offer and the Merger or the consummation of any of the transactions contemplated by the Merger Agreement (including, without limitation, the fees and expenses of one counsel representing the financial institutions providing financing to the Purchaser and all fees and expenses of Parent's investment banking firm), provided that all such Expenses for this purpose shall not exceed $1.2 million in the aggregate.

     Conduct of Business by the Company. The Merger Agreement provides that, except as otherwise expressly contemplated by the Merger Agreement (including as an exception on the disclosure schedule thereto) or to the extent that Purchaser shall otherwise consent in writing, during the period from the date of the Merger Agreement to the effective time of the Merger the Company shall not and shall cause its subsidiaries not to: (a) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock, other than dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent; (b) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; (c) purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities; (d) issue, deliver, sell, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities except upon exercise of any Option; (e) amend its certificate of incorporation, by-laws or other comparable organizational documents; (f) acquire or agree to acquire (x) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, limited liability company, partnership, joint venture, association or other business organization or division thereof or (y) any assets that individually or in the aggregate are material to the Company and its subsidiaries taken as a whole; (g) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of any of its properties or assets, other than in the ordinary course of business consistent with past practice, that are material to the Company and its subsidiaries taken as a whole; (h) incur any indebtedness, except for borrowings for working capital purposes not in excess of $500,000 at any one time outstanding incurred in the ordinary course of business consistent with past practice and except for intercompany indebtedness between the Company and any of its wholly-owned subsidiaries or between such wholly-owned subsidiaries, or make any loans, advances or capital contributions to, or investments in, any other person, other than to the Company or any direct or indirect wholly owned subsidiary of the Company; (i) make or agree to make any new capital expenditure or capital expenditures which in the aggregate are in excess of $250,000; (j) make any tax election that could reasonably be expected to have a Material Adverse Effect on the Company or settle or compromise any material income tax liability; (k) except in the ordinary course of business or except as would not reasonably be expected to have a Material Adverse Effect on the Company, modify, amend or terminate any material contract or agreement to which the Company or any subsidiary is a party or waive, release or assign any material rights or claims thereunder; (l) make any material change to its accounting methods, principles or practices, except as may be required by generally accepted accounting principles; or (m) authorize, or commit or agree to take, any of the foregoing actions.

     In addition to the foregoing, the Company has agreed that, except as expressly contemplated or permitted by the Merger Agreement, it will not take any action, or permit any of its subsidiaries to take any action, that would, or that could reasonably be expected to, result in (a) any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality becoming untrue, (b) any of such representations and warranties that are not so qualified becoming untrue in any material respect or
(c) any of the conditions to the Merger not being satisfied.

     Reasonable Efforts. The Merger Agreement provides that, except as otherwise contemplated therein, Parent, the Purchaser and the Company shall use their reasonable best efforts to take promptly, or cause to be taken, all actions and to do promptly, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement, including using their reasonable best efforts (i) to obtain all necessary waivers, consents and approvals, and (ii) to effect all necessary registrations and filings, subject to approval by the Company's stockholders. In case at any time after the effective time of the Merger any further action is necessary or desirable to carry out the obligations of the parties under the Merger Agreement, the proper officers and/or directors of Parent, the Purchaser and the Company, as the case may be, shall take the necessary action.

     Specifically, Parent, Purchaser and the Company have agreed to use their reasonable best efforts to make promptly any required submissions under the HSR Act with respect to the Merger and the transactions contemplated by the Merger Agreement. The Company has agreed to use its reasonable best efforts to obtain all consents, approvals, permits or authorizations as are required to be obtained from other parties to loan agreements or other contracts material to the Company's business in connection with the consummation of the Merger.

  The Confidentiality Agreement

     On March 20, 1997 Parent entered into a confidentiality agreement with the Company pursuant to which, among other things, Parent agreed to treat as confidential certain information provided by or on behalf of the Company, agreed for a period of 18 months not to solicit for hire any present officer or management level employee of the Company, and agreed that, for a period of two years, without the prior written consent of the Company, Parent will not (i) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights or options to acquire any voting securities of the Company, (ii) make, or in any way participate, directly or indirectly, in any "solicitation" of any "proxy" to vote (as such terms are used in the proxy rules of the Securities and Exchange Commission) or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Company, (iii) form, join or in any way participate, directly or indirectly, in a "group" within the meaning of
Section 13(d)(3) of the Exchange Act with respect to any voting securities of the Company, or (iv) otherwise act, alone or in concert with others, directly or indirectly, to seek control or influence or assist others to seek control or influence the management, board of directors, or policies of the Company.

  The Stockholders Agreement

     In connection with execution of the Merger Agreement, Parent and the Purchaser have entered into two separate but substantially identical Stockholders Agreements, each dated as of August 22, 1997 (collectively, the "Stockholders Agreement"), with Anasco GmbH ("Anasco"), a principal stockholder of the Company, and each of Joseph F. Alibrandi, Noel L. Buterbaugh, Thomas R. Winkler, Philip L. Rohrer, Jr., Leif Olsen and F. Dudley Staples, Jr., each an executive officer and/or director of the Company (with Anasco, the "Selling Stockholders"). A copy of the form of Stockholders Agreement with the executive officers and directors is filed as Exhibit 8(a) to this Statement and of the form of Stockholders Agreement with Anasco is filed as Exhibit 8(b) to this Statement and are incorporated herein by reference.

     Pursuant to the terms and conditions of the Stockholders Agreement, each Selling Stockholder has agreed to tender his Shares in the Offer. In the Stockholders Agreement, each Selling Stockholder has further agreed that, until the Termination Date (as defined below), such Selling Stockholder has granted to Purchase an irrevocable proxy to, and will vote his Shares (i) in favor of the Merger, the execution and delivery by the

Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Stockholders Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, the Offer or the Stockholders Agreement; and (iii) except as specifically requested in writing by Parent in advance, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries or a reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any of its subsidiaries; (C) any change in the majority of the Board of Directors of the Company; (D) any material change in the present capitalization of the Company or any amendment of the Company's Certificate of Incorporation; (E) any other material change in the Company's corporate structure or business; and (F) any other action which is intended or could reasonably be expected to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger, the transactions contemplated by the Merger Agreement or the Stockholders Agreement or the contemplated economic benefits of any of the foregoing.

     In addition, subject to his obligations as a director or officer of the Company and further subject to such restrictions as exist under the Merger Agreement, each Selling Stockholder has agreed that he shall not, directly or indirectly (including through advisors, agents or other intermediaries), initiate, solicit, negotiate, encourage or provide confidential information to facilitate any proposal or offer by any person that constitutes or could reasonably be expected to lead to an Acquisition Transaction (as defined in the Merger Agreement). If any Selling Stockholder receives any such inquiry or proposal, then such Selling Stockholder shall promptly inform Parent of the material terms and conditions, if any, of such inquiry or proposal and the identity of the person making it. The Selling Stockholders have also agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

     Each Selling Stockholder has agreed not to transfer or otherwise dispose of its or or his Shares other than through the Offer or Merger, or otherwise grant any proxies with respect to, or otherwise encumber its or his Shares.

     Under the Stockholders Agreement, each Selling Stockholder has also granted the Purchaser an irrevocable option to purchase all of such Selling Stockholder's Shares, including all Shares subject to all Stock Options owned by such Selling Stockholder, in each case at the Offer Price per Share. In the case of all Shares underlying all such Stock Options (the "Option Shares"), such option may be exercised by the Purchaser at any time following its purchase of any Shares pursuant to the Offer and prior to the Termination Date. Among other things, this option may facilitate the Purchaser's ability to acquire 50% of the outstanding Shares. In the case of all other Shares held by the Selling Stockholders, such option may be exercisable by the Purchaser at any time, and from time to time, following any time when the Merger Agreement has been terminated in accordance with its terms and prior to the Termination Date. Among other things, such option will enable the Purchaser to acquire, and then sell, all of such Shares to any person who has made and consummates a Superior Proposal.

     For purposes of the Stockholders Agreement, the term "Termination Date" means the earlier of (a) twelve months from the date of the Stockholders Agreement and (b) the consummation of the Merger, provided, however, that if the Company is not in breach of its obligations under the Merger Agreement and none of the Selling Stockholders are in breach of their obligations under the Stockholders Agreement, the Termination Date shall be the date that: (i) the Merger Agreement shall have terminated in accordance with the provisions described in paragraphs (1), (4), (6)(i) or (7) under "Termination of the Merger Agreement" above, (ii) the Merger Agreement shall have terminated in accordance with the provisions described in paragraphs (2), (3) or (5) under "Termination of the Merger Agreement" above and no proposal for an Acquisition Transaction has been made, (iii) the Merger Agreement shall have terminated in accordance with the provisions described in paragraph (6)(ii) under "Termination of the Merger Agreement" above unless a proposal for an Acquisition Transaction has been made. The Stockholders Agreement shall terminate on the Termination Date.

                                  * * * * * *

     The foregoing descriptions are qualified in their respective entireties by reference to the texts of the relevant agreements, plans, amendments and other documents, copies of which are filed as Exhibits 4 through 8(b) to this Statement and are incorporated herein by reference.

ITEM 4.  THE SOLICITATION AND RECOMMENDATION.

     (a) RECOMMENDATION.

     At a meeting held on August 21, 1997, the Board of Directors of the Company unanimously approved the Offer and the Merger, determining that each of the Offer and the Merger (including the offer price of $11.625 per Share in cash) is fair to and in the best interests of stockholders of the Company. At such meeting, the Board also unanimously adopted a resolution to recommend to the stockholders of the Company that they accept the Offer. In addition, the Board unanimously approved the form of Merger Agreement. Copies of a press release and a letter from the Board to the Company's stockholders concerning the Offer, the Merger Agreement and the Board's recommendations are filed as Exhibits 13 and 12, respectively, to this Statement and are incorporated herein by reference.

     As set forth in the Merger Agreement, the Purchaser will purchase Shares tendered prior to the close of the Offer if the conditions to the Offer have been satisfied (or waived).

     STOCKHOLDERS CONSIDERING NOT TENDERING THEIR SHARES IN ORDER TO WAIT FOR THE MERGER SHOULD NOTE THAT IF THE MINIMUM CONDITION IS NOT SATISFIED OR ANY OF THE OTHER CONDITIONS TO THE OFFER ARE NOT SATISFIED, THE PURCHASER IS NOT OBLIGATED TO PURCHASE ANY SHARES, AND CAN TERMINATE THE OFFER AND THE MERGER AGREEMENT AND NOT PROCEED WITH THE MERGER.

     Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares (unless at least 90% of the outstanding Shares are held by the Purchaser) are required to approve the Merger. Accordingly, if the conditions to the Offer are satisfied, the Purchaser will have sufficient voting power to cause the approval of the Merger without the affirmative vote of any other stockholder. Under Delaware Law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the then outstanding Shares, Purchaser will be able to approve and adopt the Merger Agreement and the Merger, without a vote of the Company's stockholders. Parent, Purchaser and the Company have agreed to use their reasonable best efforts to take promptly, or cause to be taken, all actions and to do promptly, or cause to be done, all things necessary, proper or advisable to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including effecting the Merger as promptly as practicable following consummation of the Offer. If Purchaser does not acquire at least 90% of the then outstanding Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware Law, a longer period of time will be required to effect the Merger.

     The Offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, September 25, 1997, unless the Purchaser extends the period of time for which the Offer is open. A copy of the press release issued jointly by the Company and Parent on August 25, 1997 announcing the Merger and the Offer is filed as Exhibit 13 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

     (b) BACKGROUND AND REASONS FOR THE RECOMMENDATION.

                            BACKGROUND OF THE OFFER

     In the fall of 1996, management began its annual review of its business plans for the Company's short-term and long-term growth and, at the urging of certain large stockholders of the Company, began a review with the Board of Directors of the Company of strategies for enhancing shareholder value. The Board determined to seek the advice of investment bankers and, on the recommendation of the current Chief Executive Officer, also discussed the possibility of initiating a search for a new Chief Executive Officer as part of a succession plan for senior management.

     In November 1996, after interviewing several investment banking firms of national reputation, the Company announced that it had retained Alex. Brown & Sons Incorporated ("Alex. Brown") to assist the Company in exploring strategic alternatives to best position the Company for growth in its business and concentrating on methods and strategies for enhancing shareholder value, including possible acquisitions and/or strategic business combinations. The Company's management and representatives of Alex. Brown began an evaluation of available alternatives, including possible business combinations, strategic acquisitions or a stock split or repurchase of the Company's Common Stock. At a meeting on December 6, 1996, management reported to the Board on the progress of that work to date. Management also informed the board that, in accordance with the Company's request, Alex. Brown had been responding on the Company's behalf to inquiries which the Company had received as a result of its public announcement as to its evaluation of strategic alternatives to determine the level of interest of such parties in a possible transaction with the Company.

     In November 1996, the Company also retained Korn/Ferry International, a nationally recognized executive search firm, to identify candidates to serve as Chief Executive Officer. Following a national search, the Board interviewed a number of potential candidates during the winter and spring of 1997. As a result of developments described below, the Board suspended its search in May 1997.

     On February 17, 1997, the Board further reviewed with management and Alex. Brown the strategic alternatives available to the Company, including possible strategic acquisitions. Management subsequently reviewed the potential acquisitions and concluded as to each that it was not compatible with the Company's business strategy. The Board also received an update as to the results of discussions with those parties that had approached the Company subsequent to its November 1996 press release. The Board determined that sufficient interest had been expressed to warrant further consideration and authorized Alex. Brown to pursue its discussions with those parties that had expressed an interest in the Company, and to contact a limited number of additional potential buyers for the Company that had been selected by management from a list of potential candidates prepared by management and Alex. Brown, so that the Board could determine whether to consider the alternative of an acquisition of the Company by a third party. A confidential information package on the Company also had been prepared for submission to interested parties.

     Over the course of the spring, 42 prospective strategic and financial buyers for the Company were contacted to determine their level of interest. Of the parties contacted, 32 parties, including Parent, executed confidentiality and standstill agreements with the Company and received a confidential information package on the Company. A copy of the confidentiality and standstill agreement executed by Parent on March 20, 1997 is included as Exhibit 16 hereto and is incorporated herein by reference. Each company that signed the confidentiality agreement and received a confidential information package on the Company was asked to indicate its level of interest by mid-May 1997.

     In May 1997, representatives of Boehringer Ingelheim GmbH ("Boehringer Ingelheim") informed the Company's Chief Executive Officer that preliminary consideration was being given by Boehringer Ingelheim to the possible sale of a European company (the "BI Joint Venture"), in which the Company previously owned a 50% interest. Boehringer Ingelheim currently owns 100% of the BI Joint Venture, but the Company has the right to reacquire its 50% interest at such time as the BI Joint Venture becomes profitable, subject to certain terms and conditions, including Boehringer Ingelheim's right to terminate the option following a change of control of the Company. The BI Joint Venture manufactures products under license from the Company and distributes other Company products in Europe and certain other regions. On May 16, 1997, Anasco GmbH ("Anasco"), an affiliate of Boehringer Ingelheim that owns 2,097,043 Shares, filed an amendment to its Schedule 13D stating that, in connection with the Company's announcement regarding its review of strategic alternatives and with a pending reassessment of the bioproducts and biosystems businesses of companies within the Boehringer Ingelheim group, initial steps had been taken by Boehringer Ingelheim to determine whether there might be prospective purchasers of all or a portion of various assets related to the group's bioproducts and biosystems businesses. These assets include the BI Joint Venture and Anasco's holdings of Shares.

     On April 17, 1997, Parent provided to Alex. Brown in writing a non-binding indication of interest in the range of $100 to 120 million (or $9.00 to $11.25 per Share) to purchase the Company subject, among other things, to negotiation of definitive agreements relating to the proposed transaction and satisfactory completion of due diligence. Thereafter, representatives of Parent visited the Company's offices on May 19, 1997, and received a presentation from the Company's senior management.

     At a meeting on May 23, 1997, Alex. Brown updated the Board of Directors as to the responses that had been obtained from interested parties, including preliminary, non-binding indications of interest from four companies which had stated that they would be interested in exploring a possible acquisition of the Company, at prices ranging from $8.00 to $12.00 per share, including Parent's preliminary indication of interest. The Board also further reviewed with management and Alex. Brown other alternatives available for enhancing shareholder value, including strategies for growth on an independent basis. After further discussion, the Board concluded that there was sufficient interest to continue to pursue discussions with potential acquirors and authorized Alex. Brown to pursue discussions with any other companies considered to be likely potential acquirors.

     On May 27, 1997, the Company announced in a press release that there was sufficient interest to warrant further discussions concerning the possible sale of the Company, but that discussions were at a preliminary stage and that it was not possible to predict whether a sale would result from these discussions.

     During May and June, 1997, the four parties, including Parent, that had submitted indications of interest were invited to visit the Company to receive a presentation by senior management and to conduct a due diligence review of the Company. Of the three parties other than Parent that submitted indications of interest, two parties subsequently withdrew from the process and one party indicated that any offer would likely be at the lower end of its indicated range.

     On June 10, 1997, the Company's Chief Executive Officer met informally with the Chairman of the Board and the Chief Executive Officer of Parent and discussed whether the two companies were strategically compatible. On June 12 and June 24, 1997, representatives of Parent visited the Company's headquarters to conduct further due diligence.

     On June 27, 1997, an additional candidate, Party A, contacted Alex. Brown and indicated its interest in acquiring the Company. Party A subsequently executed a confidentiality and standstill agreement with the Company and received a confidential information package on the Company.

     On July 1, 1997, Parent made an offer to acquire the Company for $120 million subject, among other things, to negotiation and execution of definitive agreements relating to the proposed acquisition, and requested that the Company enter into an exclusive negotiating period through August 31, 1997. The Company declined to grant Parent's request for exclusivity but continued discussions with Parent during the early part of July.

     On July 11, 1997, the Company's Chief Executive Officer and a representative of Alex. Brown met with the President and other members of senior management of Parent and representatives of Schroder & Co. Inc. ("Schroders"), Parent's investment banking firm. As a result of those negotiations, Parent notified the Company that it was prepared to negotiate to acquire the Company at a price of $11.625 per share subject to completing due diligence, negotiating the terms of an acceptable agreement and satisfactory discussions with certain key executives of the Company concerning their role with the Company following any such acquisition.

     On July 18, 1997, Party A submitted a preliminary, non-binding indication of interest of $10.00 to $12.00 per Share.

     On July 22, 1997, the Company received from Parent's counsel an initial draft of a merger agreement, which contemplated, among other things, the receipt of stockholder agreements from Anasco and certain directors and officers of the Company. Counsel for the companies then negotiated provisions of the agreement of merger and related documents.

     On July 24, 1997, the Chief Executive Officer and Chief Financial Officer of the Company attended a portion of a meeting of the Board of Directors of Parent and answered questions from the Board concerning the Company.

     On July 25, 1997, a representative of Boehringer Ingelheim wrote a letter to Parent stating that Boehringer Ingelheim would not be able to respond immediately to Parent's request for a stockholder agreement binding on Anasco until after it had reviewed the implications of such an agreement with its legal and financial advisors. The letter stated that Boehringer Ingelheim also was considering the suitability of Parent as a partner in light of the commercial arrangements between the Company and the BI Joint Venture and Parent's future intentions in this regard. Counsel for the Company and for Parent continued to negotiate provisions of the merger agreement, including the conditions for termination by Parent, the effect of termination, of the merger agreement including the size of any termination fee and the payment of Parent's expenses, and the circumstances under which the Company's Board could entertain alternative acquisition proposals. During the course of these negotiations, Parent converted the structure of the transaction to a tender offer, followed by a merger, and provided a new draft of the agreement for the Board and its counsel to consider.

     On July 29-30, 1997, Party A visited the Company, received a presentation by senior management and performed a due diligence review of the Company.

     On July 30, 1997, the Company's Board met to consider Parent's proposal. Counsel for the Company reviewed with the Board the proposed form of the transaction as a tender offer/merger and various terms of the agreement, including the price, the absence of a financing contingency, the tax treatment of the transaction, the proposed terms of stockholder agreements, the terms of a proposed termination fee of 3% of the acquisition consideration (which had been reduced through negotiations) and unlimited reimbursement of Parent's expenses in the event of termination, the treatment of certain employee benefit plans including the cashing out of stock options, the conditions of termination of the merger and of the tender offer and the circumstances under which the Board could entertain an alternative proposal. Alex. Brown also reviewed with the Board the process that had been undertaken on behalf of the Company to identify potential acquirors (including the number of parties contacted, the number of confidentiality agreements received, the number of parties that had submitted indications of interest and the reasons for parties' declining to proceed), an overview of Parent, the historical performance over specified periods of the Company's stock, and the valuation methodologies to be utilized by Alex. Brown in connection with its financial analysis of the proposed transaction. Alex. Brown also reviewed with the Board certain data relating to the range of termination fees for deals of similar size.

     The Board then considered the proposal in light of its strategic alternatives, and in light of the Board's discussions over the past year. The Board discussed whether, in light of the indication of interest of Party A, the Company should delay completing a transaction with Parent. Following further discussion, and particularly given the uncertainty of receiving an offer from Party A and the concern that Parent would withdraw its offer if the Company were to delay its discussions with Parent, the Board determined to proceed with a possible transaction with Parent, subject to the resolution of certain issues. The Board directed counsel and Alex. Brown to present to Parent its position on certain issues, including a request for a lower termination fee, a cap on expenses, the treatment of certain employee benefit plans, including confirmation of Parent's 3 assumption of existing change of control agreements, the conditions to consummation of the tender offer and the merger, the scope of the proposed stockholder agreements, the duration of certain non-compete agreements to be signed by management and the circumstances under which the Board could consider an alternative proposal.

     Following the July 30, 1997 meeting, the Company's legal and financial advisors presented the open issues to representatives of Parent. Following discussions, the Executive Vice President of Parent telephoned the Chief Executive Officer of the Company to state that Parent was unwilling to accede to these requests and that Parent was deferring further negotiations. Counsel for the Company sent a revised draft of the agreement to counsel for Parent that evening, reflecting among other things, the Board's position on these issues.

     Thereafter, at the request of the Board, Alex. Brown further discussed certain of the open issues with Parent's investment bankers, who stated that Parent would not pursue the transaction without stockholder agreements from Anasco and certain officers and directors in order to assure these parties' support of the transaction, and again contacted Party A, which, on August 1, 1997 stated that it was not inclined to make an offer for the Company and was terminating further discussions.

     During the next week, the Company and its representatives pursued discussions with representatives of Boehringer Ingelheim regarding its possible willingness to negotiate a stockholder's agreement binding on Anasco and the terms and conditions under which it might be willing to cause Anasco to sign such an agreement. Boehringer Ingelheim sought a revision of the proposed terms, including of the proposed triggering events, the conditions of termination of the agreement and that Parent not be the beneficiary under the stockholder agreement of the spread between a superior proposal and Parent's proposed purchase price in the event a transaction involving a superior proposal were consummated. The stockholder agreement also required Anasco to irrevocably tender its shares in the tender offer and to grant Parent an irrevocable option, for up to one year, to purchase Anasco's shares in the event the tender offer were not consummated and the merger agreement were terminated. Following further negotiations with representatives of Parent and of the Company, Boehringer Ingelheim agreed to participate in additional discussions to reach agreement regarding a proposed stockholder's agreement under partially revised terms and conditions and the senior members of the Company's management and the Company's Chairman of the Board agreed to participate in similar discussions.

     Thereafter, the parties, and their respective legal and financial advisors, resumed their negotiations regarding the remaining terms of the merger agreement. In a conference call on August 11, 1997, Schroders and counsel for Parent informed the Company's legal and financial advisors that Parent would be willing to modify its position with respect to certain of the open issues, but would not go forward without a stockholder agreement from Anasco on the terms previously proposed by Parent. Over the next several days, representatives of Parent and the Company held a number of discussions with members of Boehringer Ingelheim concerning the terms of the stockholder agreement, including the proposed trigger events and who would receive the spread between a superior proposal and Parent's proposed purchase price for the Shares in the event its superior transaction was consummated by a third party.

     During the course of discussions with Boehringer Ingelheim concerning the stockholder agreement, Parent, the Company and their advisors continued negotiation of the terms of the merger agreement. On August 14, 1997, Boehringer Ingelheim indicated its tentative agreement to the terms of the stockholder agreement proposed by Parent and authorized its counsel to finalize the definitive agreement with counsel for Parent.

     At a meeting on August 18, 1997, the Board received an update on the status of all remaining issues, and was informed of Boehringer Ingelheim's position as to the stockholder's agreement, that Party A had declined to bid on the Company, and that no alternative potential acquirors for the Company had come forward. At that meeting, the Company's Chief Financial Officer also advised the Board concerning the Company's results of operations for the nine months ended July 31, 1997.

     Over the next few days, counsel for the parties continued negotiations on the merger agreement and related documents. On August 21, 1997, the Board of the Company met to review the latest draft of the agreements. Counsel presented an update on the status of all open issues and expressed the view that these issues appeared likely to be resolved in favor of the Company, although further final negotiations were on-going. Alex. Brown provided the Board with its financial presentation with respect to the proposed transaction, and informed the Board that, subject to review of the final form of the agreements to be entered into in connection with the transaction and certain other customary matters, Alex. Brown would be in a position to render to the Board, at the time of execution of the agreements, a written opinion to the effect that, as of the date of such opinion and based upon and subject to certain matters stated therein, the $11.625 per Share cash consideration to be received by the holders of Shares (other than Parent and its affiliates) in the tender offer and merger was fair, from a financial point of view, to such holders. Alex. Brown also reviewed with the Board certain data relating to the range of termination fees for deals of similar size and stated its view that it was not unreasonable for an acquiror to request that certain expenses be reimbursed in the event of termination, as contemplated by the proposed merger agreement.

     Following further discussions, the Board unanimously determined that the Offer and Merger on substantially the terms presented at the meeting were fair to and in the best interests of the Company and its stockholders. The Board also approved the merger agreement in substantially the form presented to the Board of Directors, including such changes as were discussed by counsel at the meeting and were still subject to negotiations and subject to such further changes as deemed necessary or desirable by certain officers, with the advice of counsel, and further subject to the receipt of a fairness opinion of Alex. Brown, the substance of which (including matters considered, assumptions made and limitations thereon) was reviewed with the Board at the meeting. The Board determined to recommend acceptance of the Offer and approval and adoption of the final merger agreement by the stockholders of the Company (to the extent that such approval and adoption may be required by applicable law) and the Board authorized management to finalize the agreements.

     In connection with these approvals, the Board also waived, on behalf of the Company, for the sole and limited purpose and duration of the proposed stockholder's agreement between Anasco and Parent, certain rights pursuant to a Stock Purchase Agreement dated as of September 24, 1991, between the Company and Anasco (the "Stock Purchase Agreement"), including a right of refusal granted to the Company to purchase certain shares of Common Stock from Anasco, and certain prohibitions under which Anasco is not permitted to engage in, encourage or initiate certain acquisition, solicitation, and proxy activities or to grant certain proxies or enter into certain voting arrangements or agreements, provided however, that these terms would continue in effect as if no waiver had occurred upon expiration of the term of the stockholders agreement in the event Anasco's shares are not purchased by Parent.

     In addition, for the purpose of ensuring that the proposed transactions would not have the effect of triggering the exercisability of the Rights (as defined) or the separation of the Rights from the shares to which they are attached, or cause the Distribution Date (as defined) to occur, all pursuant to the Stockholder Rights Protection Agreement dated as of January 20, 1995 (the "Rights Plan"), the Board approved an amendment to the Rights Plan, and the Rights Plan subsequently was amended in accordance with the Board's resolution. The Board also approved the Merger Agreement and each of the stockholders' agreements to be executed in connection with the proposed acquisition, for the purpose of exempting Parent and its acquiring subsidiary from the provisions of
Section 203 of the Delaware General Corporation Law.

     On August 22, 1997, after the close of business, the parties resolved all outstanding issues, received the opinion of Alex. Brown described above in writing, and the parties executed and delivered the Merger Agreement, the stockholder agreements and the other related agreements. On August 25, 1997, the parties publicly announced that they had entered into the Agreement and Plan of Merger.

     In deciding to accept Parent's proposal, approve the Merger Agreement and recommend acceptance of the Offer and approval of the Merger Agreement to the stockholders, the Board considered a number of factors, including, without limitation, the following:

          (i) Historical information concerning the Company's business, prospects, financial performance and condition, operations, technology, management and competitive position; the projects relating to, and prospects of, going forward as an independent company; various factors affecting the Company's strategic plans, the Company's position in its industry and industry conditions generally;

          (ii) The possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits to the Company's stockholders of such alternatives and the timing and the likelihood of actually accomplishing any of such alternatives;

          (iii) The circumstances giving rise to the Offer and the Agreement and Plan of Merger, the historical price range of the Shares and the price-earnings multiple represented by the Offer as compared to historical ratios, the premium presented by the price to be paid in the Offer for the Shares over the historical price range of the Shares, and prices paid in recent acquisitions of similar companies;

          (iv) The price provided by the Parent proposal, which was the highest then available, following a comprehensive search for potential bidders and two public announcements relating to the Company's intentions;

          (v) The terms of the Merger Agreement, including the form of the transaction, the parties' representations, warranties and covenants, and the conditions to their respective obligations, including the fact that, pursuant to the Merger Agreement, the Company is not prohibited from responding to any unsolicited proposal for an Acquisition Transaction (as defined in the Merger Agreement) involving superior terms to acquire the Company, and that the Company may terminate the Merger Agreement and accept such superior proposal subject to the Company's obligation to pay a termination fee in the amount and in the manner described in the Merger Agreement;

          (vi) The desirability of cash consideration relative to stock consideration because of the investment considerations affecting a stock transaction and Parent's ability to effect a cash transaction without any financing contingency;

          (vii) The potential for other third parties to acquire the Company;

          (viii) The availability of appraisal rights in the Merger under applicable law;

          (ix) The opinion of Alex. Brown dated August 22, 1997 to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $11.625 per Share cash consideration to be received by holders of Shares (other than Parent and its affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Alex. Brown's written opinion dated August 22, 1997, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Alex. Brown, is attached hereto as Annex B and is incorporated herein by reference. Alex. Brown's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer. HOLDERS OF SHARES ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

     The Board did not assign relative weights to the above factors. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it during the process followed by the Board.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained Alex. Brown as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Alex. Brown's engagement, the Company has agreed to pay Alex. Brown for its services an aggregate financial advisory fee based on a percentage of the total consideration (including liabilities assumed) payable in connection with the Offer and the Merger. The fee payable to Alex. Brown currently is estimated to be approximately $1.5 million. The Company also has agreed to reimburse Alex. Brown for reasonable out-of-pocket expenses, including reasonable legal fees and expenses, and to indemnify Alex. Brown and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Alex. Brown's engagement. In the ordinary course of its business, Alex. Brown and its affiliates may actively trade or hold the securities of the Company and Parent for their own account or for the accounts of customers and, accordingly, may at any time hold a long or a short position in such securities.

     Except as described herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) Except as set forth in Items 3 and 4 herein, or pursuant to the Company's Savings and Stock Investment Plan, no transactions in Shares have been effected during the past 60 days by the Company or, to the best knowledge of the Company, by any of its executive officers, directors or affiliates.

     (b) To the best knowledge of the Company, (i) each of its executive officers and directors and Anasco, who currently own in the aggregate approximately 31% of the Shares outstanding, on a fully diluted basis, presently intend to tender their Shares pursuant to the Offer and (ii) none of its executive officers, directors or other affiliates presently intends otherwise to sell any Shares which are owned beneficially or held of record thereby. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or as to which any such executive officer, director or affiliate is subject to instructions from a third party with respect to such tender.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as described in Item 3(b) and Item 4(b), the Company has not undertaken, and there is not underway any response to the Offer which relates to or would result in (1) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization of dividend policy of the Company.

     (b) Except as described in Item 3 and Item 4, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in clause (1), (2), (3) or (4) of Item 7(a).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

  (I) STOCKHOLDER PROTECTION RIGHTS AGREEMENT

     The Company has in place a stockholder rights plan. Each share of Common Stock is accompanied by one Right which entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Participating Cumulative Preferred Stock, par value $0.01 per share (the "Series A Preferred Stock"), at a purchase price of $24.00 per Unit (the "Purchase Price"), subject to adjustment. The terms of the Rights are set forth in the Stockholder Protection Rights Agreement dated as of January 20, 1995, as amended, between the Company and Bank of Boston, as Rights Agent (the "Rights Agreement"), the forms of which are filed as Exhibits 10 and 11 to this Statement and incorporated herein by reference.

     Prior to the Rights Distribution Date (as defined), the Rights will not be exercisable and will be evidenced by the certificates for, and will trade with, the Common Stock. As soon as practicable after the earlier of (i) the tenth day (or such later day as may be designated by a majority of the Continuing Directors (as defined below)) after the date (the "Stock Acquisition Date") of the first public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 30% more (the "Specified Percentage") of the outstanding shares of Common Stock and (ii) the tenth business day (or such later day as may be designated by a majority of the Continuing Directors) after the date of the commencement of a tender or exchange offer by any person (other than the Company, any of its subsidiaries or any employee benefit plan of the Company or any of its subsidiaries) if, upon consummation thereof, such person would be the beneficial owner of the Specified Percentage or more of the outstanding shares of Common Stock (the earlier of such dates being referred to as the "Rights Distribution Date"), the Company will issue separate certificates evidencing the Rights and the Rights will begin to trade separately from the Common Stock. The Rights are not exercisable until the Rights Distribution Date and will expire at the close of business on January 30, 2002 (the "Rights Expiration Date"), unless previously redeemed or exchanged by the Company as described below.

     If a person becomes the beneficial owner of the Specified Percentage or more of the outstanding shares of Common Stock, each holder of a Right (other than Rights that are, or under certain circumstances specified in the Rights Agreement were, beneficially owned by an Acquiring Person (which will thereafter be void)) will thereafter have the right to receive upon exercise thereof at the then current purchase price (the "Purchase Price"), Common Stock having a market value equal to two times the Purchase Price. At any time after any person has become an Acquiring Person (but before such person becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock), the Board of Directors of the Company may, at its option, exchange all or part of the Rights (other than the Rights owned by an Acquiring Person) for shares of Common Stock at an exchange ratio of one share of Common Stock per Right.

     If, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or the Common Stock is exchanged for other securities or assets or (ii) 50% or more of the Company's assets or earning power is sold, each holder of a Right will thereafter have the right to receive, upon exercise thereof at the then current Purchase Price, common stock of the acquiring company having a market value equal to two times the Purchase Price.

     The Rights may, at the option of the Board of Directors, be redeemed in whole, but not in part, at a price of $0.01 per Right at any time prior to the earlier of the tenth day after the Stock Acquisition Date (or such later date as a majority of the Continuing Directors (as that term is defined) may designate) and the Rights Expiration Date. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Continuing Directors. Immediately upon the requisite action of the Board of Directors ordering exchange or redemption of the Rights, the Rights will terminate, and thereafter the only right of the holders of Rights will be to receive shares of Common Stock or the redemption price, as the case may be.

     "Continuing Director" means any member of the Board of Directors who was a member of the Board prior to the time an Acquiring Person becomes such, or any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors. Continuing Director does not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of any of the foregoing.

     The Purchase Price payable, and the number of Units or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock;
(ii) if holders of the Series A Preferred Stock are granted certain rights or warrants to subscribe for Series A Preferred Stock or convertible securities at less than the then current market price of the Series A Preferred Stock; or
(iii) upon the distribution to holders of the Series A Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units are required to be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Preferred Stock on the last trading date prior to the date of exercise.

     Until a Right is exercised, the holder will, as result thereof, have no rights as a stockholder of the Company, including the right to vote or to receive dividends.

     Stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Series A Preferred Stock or other consideration as set forth above.

     Prior to the Rights Distribution Date, the Rights Agreement will, if the Company so directs, be amended by the Company and the Rights Agent in any manner that the Company may deem necessary or desirable without the approval of any holders of Common Stock. After the Rights Distribution Date, the Rights Agreement may be amended in any respect that does not adversely affect Rights holders; provided that, after a person becomes an Acquiring Person, any amendment requires the concurrence of a majority of the Continuing Directors.

     At a special meeting on August 21, 1997, the Company's Board of Directors acted to amend the Rights Agreement to, among other things, (i) exclude Parent and the Purchaser from the definition of "Acquiring Person;" (ii) provide that actions related to the Merger and the Merger Agreement will not trigger a Distribution Date; (iii) provide that date of consummation of the Merger will constitute a Rights Expiration Date; and (iv) provide that actions related to the Merger and the Merger Agreement will not trigger the exercisability of the Rights or the separation of the Rights from the Shares.

     The Rights may have the effect of impeding the acquisition of control of the Company by any parties other than Parent and the Purchaser and may also discourage attempts to obtain control of the Company by means of a hostile tender offer, even if such offer would be beneficial to stockholders generally, and thereby protect the continuity of management. The Merger Agreement provides that the Company will not take action pursuant to or amend the Rights Agreement, redeem the Rights or terminate the Rights Agreement prior to the Effective Date of the Merger. THEREFORE, THE BOARD OF DIRECTORS MAY NOT EXEMPT ANY OTHER PROPOSED ACQUIROR OR ACQUISITION TRANSACTION FROM THE OPERATION OF THE RIGHTS PLAN SO LONG AS THE MERGER AGREEMENT REMAINS IN EFFECT.

  (II) SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     In general, Section 203 of the Delaware General Corporation Law ("Section 203" of the "DGCL") prevents an "Interested Stockholder" (defined generally as a person that is the "owner" of 15% or more of a corporation's outstanding voting stock from engaging in a "Business Combination" (defined as a variety of transactions, including mergers, as set forth in the second following paragraph) with a Delaware corporation for three years following the time such person became an Interested Stockholder unless (i) before such person became an Interested Stockholder, the board of directors of the corporation approved the transaction in which the Interested Stockholder became an Interested Stockholder or approved the Business Combination; (ii) upon consummation of the transaction which resulted in the Interested Stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers and employee stock ownership plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an Interested Stockholder, the Business Combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by an affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     Section 203 provides that, during the three-year period following the date a person becomes an Interested Stockholder, the corporation may not merge or consolidate with an Interested Stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including, without limitation, (i) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of either the aggregate value of all of the assets of the corporation or the aggregate market value of all of the outstanding stock of the corporation; (ii) any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of any stock of the corporation to the Interested Stockholder, subject to certain exceptions; (iii) any transaction involving the corporation or any majority-owned subsidiary thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of stock not caused, directly or indirectly, by the Interested Stockholder); or (iv) any receipt by the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

     In accordance with the requirements of Section 203, the Company's Board of Directors has approved the Merger and the Merger Agreement for the purpose of exempting Parent and the Purchaser from the provisions of Section 203, and the terms of the Merger Agreement, the Stockholders Agreements and the transactions contemplated thereby for the purpose of exempting the Merger and the other transactions contemplated thereby from
Section 203. AS A RESULT, SECTION 203 WILL NOT APPLY TO CONSUMMATION OF THE OFFER AND THE MERGER.

     The foregoing summary of Section 203 of the DGCL is qualified in its entirety by reference to the full text of that section.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.                                       DESCRIPTION
-----------     --------------------------------------------------------------------------------
      1         Offer to Purchase dated August 28, 1997.
      2         Merger Agreement dated as of August 22, 1997 by and among Parent, the Purchaser and the Company.
      3         Information Statement Pursuant to Section 14(f) of the Securities Exchange Act
                of 1934 and Rule 14f-1 thereunder.*
      4         BioWhittaker, Inc. 1991 Long-Term Stock Incentive Plan (attached as Annex I to the Form 10 General Form for Registration of Securities (the "Form 10") filed with the Securities and Exchange Commission on September 25, 1991, and
                incorporated herein by reference.
      5         BioWhittaker, Inc. 1994 Stock Option Plan for Non-Employee Directors (attached as Exhibit A to the Company's 1994 Proxy Statement and incorporated herein by reference).
      6         Form of Change of Control Employment Agreement dated March 11, 1997, between the
                Company and certain Executives thereof (included as Exhibit 10.19 to the
                Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 1997 and incorporated herein by reference) and Assumption Agreement dated as of August
                22, 1997.
      7         (a) Form of Employment Letter dated August 18, 1997 between Parent and each of the Executives who is a party to a Change of Control Employment Agreement.
                (b) Form of Employment Letter dated August 18, 1997, between Parent and Noel L.
                Buterbaugh
      8         (a) Form of Stockholders Agreement by and among Parent, the Purchaser and certain officers and directors of the Company.
                (b) Form of Stockholders Agreement by and among Parent the Purchaser and Anasco
                GmbH.
      9         Opinion of Alex. Brown & Sons Incorporated dated August 22, 1997.**
     10         Form of Stockholder Rights Protection Agreement between the Company and Bank of
                Boston, as Rights Agent (the "Rights Agreement" (included as Exhibit 4.2 to the
                Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1995, and incorporated herein by reference).
     11         Amendment No. 1 to the Rights Agreement dated as of August 22, 1997.
     12         Letter to Stockholders dated August 28, 1997.***
     13         Press Release issued by Parent and the Company on August 25, 1997.
     14         Form of letter to participants in BioWhittaker, Inc.'s Savings and Stock
                Investment Plan ("BSSIP").***
     15         intentionally omitted
     16         Confidentiality Agreement between Company and Parent dated March 20, 1997.

---------------
*   Included as Annex A hereto.

**  Included as Annex B hereto.

*** Included in materials mailed to stockholders or participants in the BSSIP.

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                          BIOWHITTAKER, INC.

Date: August 28, 1997                     By: /s/ Noel L. Buterbaugh

                                          --------------------------------------
                                              Name: Noel L. Buterbaugh
                                            Title: President and Chief Executive
                                              Officer

                                                                         ANNEX A

                               BIOWHITTAKER, INC.
                              8830 BIGGS FORD ROAD
                          WALKERSVILLE, MD 21793-0127
                                 (301) 898-7025

                       INFORMATION STATEMENT PURSUANT TO
            SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14f-1 THEREUNDER

     This Information Statement is being mailed on or about August 28, 1997, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of BioWhittaker, Inc. (the "Company") to the holders of record of shares of Common Stock, par value $0.01 per share (the "Common Stock"), and the associated Preferred Stock Purchase Rights (the "Rights" and, together with such Common Stock, the "Shares") of the Company. Capitalized terms used in this Information Statement and not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the board of directors of the Company (the "Board of Directors" or the "Board").

     On August 22, 1997, Cambrex Corporation, a Delaware corporation ("Parent"), its wholly-owned subsidiary, BW Acquisition Corporation, a Delaware corporation (the "Purchaser"), and the Company, entered into an Agreement and Plan of Merger dated August 22, 1997 (the "Merger Agreement"), pursuant to which, and subject to the terms and conditions of which, (i) Parent will cause the Purchaser to commence a tender offer (the "Offer") for all of the outstanding Shares, at a price per Share of $11.625, net to the seller in cash and without interest thereon, and (ii) the Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly owned subsidiary of Parent.

     The Merger Agreement requires the Company to cause the directors designated by the Purchaser to be elected to the Board of Directors under the circumstances described therein. See "Board of Directors and Executive Officers."

     This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION AT THIS TIME.

     Pursuant to the Merger Agreement, the Purchaser commenced the offer on August 28, 1997. The Offer is scheduled to expire at 12:00 midnight, New York City time, on September 25, 1997, unless the Offer is extended, at which time, if all conditions to the Offer have been satisfied or waived, the Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

     The information contained in this Information Statement (including any information incorporated by reference) concerning Parent, the Purchaser and the Purchaser Designees has been furnished to the Company by Parent and the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

            BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

GENERAL

     The Common Stock is the only class of voting securities of the Company currently outstanding. As of the close of business on August 25, 1997, there were 10,881,210 shares of Common Stock outstanding, each of which is entitled to one vote on each matter to be considered at a meeting of stockholders and 1,071,388 shares of Common Stock issuable upon exercise of outstanding options.

     The Board of Directors is a classified board, presently consisting of six directors. Directors are divided into three classes, each consisting of one-third of the total number of directors. Class I, Class II and Class III directors hold office for "staggered" terms of three years which expire in 1998, 1999 and 2000, respectively, in each case at the annual meeting of stockholders held in such year or when their respective successors are duly elected and qualified. The officers of the Company are elected annually by the Board of Directors at the Board's annual meeting and each holds office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

PURCHASER DESIGNEES TO THE COMPANY'S BOARD OF DIRECTORS

     Pursuant to the Merger Agreement, and subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, promptly upon purchase by the Purchaser of Shares pursuant to the Offer the Purchaser will be entitled to designate up to the minimum number of directors (the "Purchaser Designees") necessary in order for the result (expressed as a fraction) derived by dividing the number of Purchaser Designees by the total number of directors constituting the whole Board to be at least equal to the result (expressed as a fraction) derived by dividing the number of Shares then held by the Purchaser by the total number of Shares then outstanding; provided that until the Effective Time of the Merger, the Board of Directors will have at least two directors who are neither
(i) Purchaser Designees nor otherwise affiliated with Parent or the Purchaser,
(ii) employees or the Chairman of the Company or any of its subsidiaries, nor
(iii) affiliated with Anasco GmbH ("Independent Directors"). The Company has agreed to use its best efforts promptly, at the Company's election, either to increase the size of the Board or to secure the resignations of such number of directors as is necessary to enable the Purchaser Designees to be elected to the Board and to cause the Purchaser Designees to be so elected.

     Following the election or appointment of the Purchaser Designees, and prior to the Effective Time of the Merger, any amendment of the Merger Agreement or of the Certificate of Incorporation or By-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or the Purchaser and any waiver of any of the Company's rights under the Merger Agreement will require the concurrence of a majority of the Independent Directors then in office.

     It currently has not been determined whether the addition of Purchaser Designees to the Board of Directors will be accomplished by an increase in the number of directors constituting the whole Board or the resignation of one or more of the Company's current directors and, if through the resignation of current directors, which of such current directors would resign.

     Parent and the Purchaser have informed the Company that the Purchaser Designees will be selected from among the persons set forth on the following table. That table sets forth the name, age, present principal occupation and employment and five year employment history of each of the persons whom the Purchaser has indicated may be designated as a Purchaser Designee pursuant to the Merger Agreement. Purchaser has informed the Company that each person named below has consented to act as a director of the Company, if so designated.

           NAME             AGE                            OCCUPATION
--------------------------  ---   -------------------------------------------------------------
Peter Tracey..............   55   President of BW Acquisition Corp.; Executive Vice President,
                                  Corporate Development of Cambrex Corp. since March 1997; CFO and Vice President of Finance of Cambrex Corp. from 1990 to
                                  March 1997.
Peter Thauer..............   57   Vice President and Secretary of BW Acquisition Corp.; Vice
                                  President of Cambrex Corp. since 1992; General Counsel and
                                  Secretary of Cambrex Corp. since 1989.
Douglas H. MacMillan......   51   Vice President, CFO, and Assistant Secretary of BW
                                  Acquisition Corp.; Vice President and CFO of Cambrex Corp.
                                  since April 1997; Vice President and CFO of Morgan Products
                                  Ltd. from 1991 to April 1997.
Mary E. Fletcher..........   35   Senior Counsel of Cambrex Corp. since January 1997; Associate
                                  Counsel of Cambrex Corp. from 1992 to 1997.
Salvatore J. Guccione.....   34   Vice President, Commercial Development of Cambrex Corp. since
                                  1996; Vice President and General Manager of International
                                  Specialty Products from 1993 to 1995.
Ronald A. Pizzo...........   55   Controller of Cambrex Corp. since 1992.

     The Purchaser has informed the Company that none or the executive officers or directors of Parent or the Purchaser (i) currently is a director of, or holds any position with, the Company or any of its subsidiaries or (ii) has a familial relationship with any director or executive officer of the Company or any of its subsidiaries. The Company has been advised that, to the best knowledge of Parent and the Purchaser none of Parent's or the Purchaser's directors or executive officers owns any equity securities (or rights to acquire any equity securities) of the Company, and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

     It is expected that the Purchaser Designees may assume office at any time following the purchase of sufficient Shares pursuant to the Offer.

CURRENT DIRECTORS OF THE COMPANY

     The following table sets forth certain information regarding the directors of the Company as of August 25, 1997.

                                             DIRECTOR      CLASS
NAME                                   AGE    SINCE     OF DIRECTOR      RECENT BUSINESS EXPERIENCE
-------------------------------------  ---   --------   -----------   --------------------------------
Joseph F. Alibrandi..................  68      1991          II       Mr. Alibrandi has served as
                                                                      Chairman of the Board of
                                                                      Directors of the Company since
                                                                      October 1991 and served as Chief
                                                                      Executive Officer of the Company
                                                                      from September 1991 until
                                                                      September 1992. He has served as
                                                                      Chairman of the Board of
                                                                      Directors of Whittaker since
                                                                      1985, as its Chief Executive
                                                                      Officer from 1974 until 1995 and
                                                                      again from October 1996 to the
                                                                      present. He served for the
                                                                      second time as President of
                                                                      Whittaker from October 1991
                                                                      until August 1993.
Noel L. Buterbaugh...................  64      1991         III       Mr. Buterbaugh, who has been
                                                                      with the Company since 1952, has
                                                                      served as Chief Executive
                                                                      Officer since September 1992 and
                                                                      as President since 1979. From
                                                                      October 1991 until September
                                                                      1992 he was the Chief Operating
                                                                      Officer of the Company.

                                       AGE   DIRECTOR      CLASS
NAME                                   --     SINCE     OF DIRECTOR      RECENT BUSINESS EXPERIENCE
-------------------------------------                       ---
Rudiger Erckel.......................  50      1995         III       Dr. Erckel has served as
                                                                      Managing Director for the
                                                                      Chemicals Division of Boehringer
                                                                      Ingelheim KG, since 1994. Prior
                                                                      to joining Boehringer Ingelheim,
                                                                      Dr. Erckel held a variety of
                                                                      senior executive positions with
                                                                      Hoechst AG. Dr. Erckel is the
                                                                      nominee of Anasco GmbH to serve
                                                                      as its designee on the Board.
                                                                      See "Relationship Between the
                                                                      Company and the Boehringer
                                                                      Ingelheim Group -- Purchase of
                                                                      Company Common Stock, Board
                                                                      Representation and Voting
                                                                      Arrangements."
Stanley M. Lemon.....................  49      1993          II       Dr. Lemon is a Professor and
                                                                      Chair the Department of
                                                                      Microbiology and Immunology at
                                                                      the University of Texas Medical
                                                                      Branch at Galveston (since April
                                                                      1997). Previously, he was
                                                                      Professor of Medicine and
                                                                      Microbiology and Immunology
                                                                      (since 1989) and Associate
                                                                      Chairman for Research in the
                                                                      Department of Medicine (since
                                                                      1990) at the University of North
                                                                      Carolina at Chapel Hill.
John L. Sever........................  65      1991           I       Dr. Sever is a medical doctor
                                                                      who has been a Professor of
                                                                      Pediatrics, Obstetrics and
                                                                      Gynecology, Microbiology and
                                                                      Immunology at George Washington
                                                                      University Children's National
                                                                      Medical Center since 1988.
Thomas R. Winkler....................  54      1993           I       Mr. Winkler joined the Company
                                                                      in 1981 and served as Vice
                                                                      President and General Manager
                                                                      responsible for cell culture and
                                                                      endotoxin detection products
                                                                      from 1984 until his appointment
                                                                      as Executive Vice President and
                                                                      Chief Operating Officer in
                                                                      September 1993.

     Information as to the directors' beneficial ownership of Common Stock is set forth below, at "Equity Securities and Certain Holders Thereof."

     The directors serve on the boards of directors of other publicly held companies as follows: Mr. Alibrandi -- Catellus Development Corporation, Jacobs Engineering Group, Inc., Burlington Northern Santa Fe, BankAmerica Corporation, and Whittaker; Mr. Buterbaugh -- First Bank of Frederick; and Mr.
Winkler -- Farmers and Mechanics National Bank.

DIRECTOR COMPENSATION

     During fiscal year 1996, directors received annual fees of $20,000 for serving on the Board of Directors and annual fees of $2,000 per committee for serving on various committees of the Board. Directors received an additional fee of $750 per day for participation in meetings of the Board and its committees, except for telephonic meetings for which they received a fee of $500 per meeting for meetings lasting longer than 30 minutes. Directors who are employees of the Company receive no additional compensation for their services as directors. Directors are reimbursed for travel and other expenses related to their attendance at Board and committee meetings. Non-employee directors who are not the designee of any stockholder of the Company also receive automatic annual grants of stock options in accordance with the terms of the BioWhittaker, Inc. 1994 Stock Option Plan for Non-Employee Directors. For fiscal year 1996, grants to purchase 1,000 shares of Common Stock were awarded to each eligible, non-employee director on January 2, 1996. The Board held 11 meetings in fiscal 1996 (including regularly scheduled and special meetings). For calendar year 1997, consistent with the trend toward making director compensation more related to company performance, the annual fee paid to non-employee directors has been reduced to $10,000 and the grants of stock options to non-employee directors has been increased to options for 5,000 shares of Common Stock.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Audit Committee reviews and acts or reports to the Board with respect to various auditing and accounting matters, including the selection of the Company's independent auditors, the scope of audit procedures, the nature of services to be performed for the Company by, and the fees to be paid to, the independent auditors, the performance of the Company's independent auditors and the accounting practices of the Company. The Audit Committee held three meetings in fiscal 1996. The members of the Audit Committee are Drs. Sever and Lemon.

     The Compensation Committee has been delegated the functions of the Board with respect to the compensation of executive officers and the administration of the Company's 1991 Long-Term Stock Incentive Plan, pursuant to which stock-based awards, including stock options and restricted stock, may be made. The Compensation Committee held two meetings in fiscal 1996.

     The members of the Compensation Committee are Drs. Sever, Lemon and Erckel. The Nominating Committee recommends nominees for election as directors at annual meetings of stockholders and to fill vacancies that may occur between annual meetings. The Nominating Committee considers as potential nominees persons recommended by stockholders. Recommendations should be submitted to the Nominating Committee in care of the Secretary of the Company. The Nominating Committee met once in fiscal 1996. The members of the Nominating Committee are Drs. Sever, Lemon and Erckel.

CURRENT DIRECTORS OF THE COMPANY

     The following table sets forth certain information regarding the executive officers of the Company as of August 25, 1997.

                NAME                   AGE                           POSITIONS
-------------------------------------  ---     -----------------------------------------------------
Noel L. Buterbaugh...................  64      President and Chief Executive Officer
Thomas R. Winkler....................  54      Executive Vice President and Chief Operating Officer
Philip L. Rohrer, Jr. ...............  40      Vice President and Chief Financial Officer
Leif E. Olsen........................  47      Vice President, Regulatory Affairs
F. Dudley Staples, Jr. ..............  50      General Counsel and Corporate Secretary

     Biographical information relating to Messrs. Buterbaugh and Winkler appears above at "Current Directors of the Company."

     Mr. Rohrer, who joined the Company in 1978, has held a number of positions with the Company including Chief Financial Officer from 1988 until December 1992 and from September 1993 to the present. Mr. Rohrer was elected a Vice President of the Company in September 1991. He served as Vice President and General Manager responsible for clinical diagnostic testing products from September 1992 to September 1993 and also as Secretary of the Company from September 1993 to September 1995.

     Mr. Olsen, who joined the Company in 1983, has held a number of positions with the Company, including Director of Regulatory Affairs from 1985 until December 1994. Mr. Olsen was elected Vice President for Regulatory Affairs in January 1995.

     Mr. Staples joined the Company as General Counsel and Corporate Secretary in September 1995. Prior to joining the Company and since 1985, Mr. Staples was a partner in the Business Division of the law firm of Venable, Baetjer and Howard, LLP, of Baltimore, Maryland.

     The officers of the Company are elected annually by the Board of Directors at the Board's annual meeting and each holds office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

                 EQUITY SECURITIES AND CERTAIN HOLDERS THEREOF

     The following table sets forth, as of August 25, 1997, certain information with respect to the beneficial ownership of Shares (the only voting securities of the Company currently outstanding) for (i) each of the Company's current directors and nominees, each of the Company's executive officers named in the Summary Compensation Table at "Executive Compensation and Other Information," and all directors, nominees and executive officers of the Company as a group, and (ii) each person known by the Company to own more than 5% of the Shares. Each Share entitles the holder thereof to one vote on each matter submitted to a vote of the Company's stockholders. As of August 25, 1997, there were 10,881,210 Shares of Common Stock issued and outstanding.

     "Beneficial ownership" is determined in accordance with Rule 13d-3(d)(1) of the Exchange Act and includes (as indicated in the footnotes to the table below) as to each officer of the Company (i) the number of Shares allocated to such person's account in the BioWhittaker Savings and Stock Investment Plan (the "BSSIP") and (ii) any options to purchase Shares which are exercisable within 60 days of August 25, 1997.

                                                                AMOUNT AND
                                                                NATURE OF          PERCENTAGE OF
NAME AND ADDRESS                                                OWNERSHIP        OUTSTANDING SHARES
--------------------------------------------------------------  ----------       ------------------
DIRECTORS, NOMINEES AND OFFICERS
  Joseph F. Alibrandi.........................................    706,052 (1)                  6.5%
     c/o Whittaker Corporation
     1955 N. Surveyor Avenue
     Simi Valley, CA 93063
  Noel L. Buterbaugh..........................................    434,238 (2)                  3.9%
  Rudiger Erckel..............................................  2,097,043 (3)                 19.3%
     c/o Boehringer Ingelheim KG
     D 55216 Ingelheim/Rhein
     Federal Republic of Germany
  John L. Sever...............................................      8,500 (4)                     *
  Stanley M. Lemon............................................      8,000 (4)                     *
  Thomas R. Winkler...........................................    272,810 (5)                 2.45%
  Philip L. Rohrer, Jr........................................    191,331 (6)                  1.7%
  F. Dudley Staples, Jr.......................................     28,453 (7)                     *
  All Directors, Nominees and Executive Officers as a group
     (9 persons)..............................................  3,782,847 (8)                 32.0%
OTHER 5% STOCKHOLDERS
  Anasco GmbH.................................................  2,097,043 (9)                 19.3%
     D 6507 Ingelheim am Rhein
     Federal Republic of Germany
  Pioneering Management Corporation...........................  1,063,000 (9)                  9.8%
     60 State Street
     Boston, MA 02109
  Marcus Schloss & Co., Inc...................................    855,700 (9)                  7.9%
     One Whitehall Street
     New York, NY 10004

---------------
 *  Less than 1% of the outstanding Shares.

(1) Includes options to purchase 5,000 Shares.

(2) Includes 720 Shares owned by Mr. Buterbaugh's spouse, 26,163 shares in the BSSIP and options to purchase 434,238 Shares.

(3) All such Shares are owned by Anasco, a member of the Boehringer Ingelheim Group. See "Relationship Between the Company and the Boehringer Ingelheim Group." Because Dr. Erckel is the current designee of Anasco on the Company Board of Directors, he may be deemed to own such Shares beneficially. Dr. Erckel, however, disclaims beneficial ownership of such Shares.

(4) Includes options to purchase 8,000 Shares.

(5) Includes 9,437 Shares in the BSSIP and options to purchase 262,873 Shares.

(6) Includes 10,431 Shares in the BSSIP and options to purchase 191,331 Shares.

(7) Includes 28,000 options to purchase 28,000 Shares and 453 Shares in the
    BSSIP.

(8) Includes 49,904 Shares allocated to the accounts of the officers in the BSSIP and options to purchase 926,928 Shares.

(9) The holder has advised the Company that it holds sole voting power and investment power as to these shares.

     The Company has no reason to believe that the officers and directors of the Company did not have sole voting power and sole investment power with respect to the foregoing securities, except (i) with respect to 49,904 Shares beneficially owned under the BSSIP pursuant to which the trustee under the plan has the power to vote shares, subject to each participant's direction on voting and (ii) as to which beneficial ownership, voting power or investment power is disclaimed or shared, as described in footnotes (2) and (3) above.

                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Rudiger Erckel, who serves as a member of the Compensation Committee, is an employee of Boehringer Ingelheim KG, a member of the Boehringer Ingelheim Group. Anasco GmbH (which is a member of the Boehringer Ingelheim Group) was the owner, as of August 25, 1997 of 2,097,043 Shares. See "Equity Securities and Certain Holders Thereof." In addition, the Company has an agreement with the Boehringer Ingelheim Group to distribute certain Company products throughout Europe, the former Soviet Union, and parts of North Africa and the Middle East. The Company also has a right, by agreement and under certain conditions, to reacquire a 50% interest in its former manufacturing and distribution joint venture with the Boehringer Ingelheim Group. See "Relationship Between the Company and the Boehringer Ingelheim Group."

CASH COMPENSATION

     Cash compensation which was earned for services in all capacities for the 1994, 1995 and 1996 fiscal years, and which the Company and its subsidiaries paid to or accrued for each of the persons who served as executive officers of the Company during the last fiscal year, is set forth in the following table.

                           SUMMARY COMPENSATION TABLE

                                                                           LONG TERM
                                                                          COMPENSATION
                                                                             AWARDS
                                                                          ------------
                                          ANNUAL COMPENSATION(1)           NUMBER OF
                                     --------------------------------      SECURITIES       ALL OTHER
                                     FISCAL      SALARY       BONUS        UNDERLYING      COMPENSATION
     NAME & PRINCIPAL POSITION        YEAR       ($)(2)       ($)(3)        OPTIONS           ($)(4)
-----------------------------------  ------     --------     --------     ------------     ------------
Noel L. Buterbaugh.................   1996      $261,054     $172,147             --         $ 71,969
  President and Chief                 1995       247,113      163,914             --           11,165
  Executive Officer                   1994       215,398       89,384        100,000           26,706
Thomas R. Winkler..................   1996       182,737      118,351             --           52,172
  Vice President and Chief            1995       171,532      117,082             --           10,071
  Operating Officer                   1994       142,709       63,820        100,000           20,783
Philip L. Rohrer, Jr. .............   1996       126,348       76,390             --           17,419
  Vice President and                  1995       119,726       65,566             --            9,917
  Chief Financial Officer             1994       108,857       35,739        100,000            7,950
Joseph F. Alibrandi................   1996       124,987           --             --               --
  Chairman of the                     1995       131,243           --             --               --
  Board of Directors                  1994       157,518       54,247             --               --
F. Dudley Staples, Jr. ............   1996        99,237       26,898         25,000              796
  General Counsel and                 1995         9,616           --             --               --
  Secretary(5)                        1994            --           --             --               --

---------------
(1) Does not include perquisites and other personal benefits, securities or property where the aggregate amount of such compensation to an executive officer is the lesser of either $50,000 or 10% of annual salary and bonus.

(2) Includes salary deferrals under the BSSIP in 1994, 1995 and 1996.

(3) Comprises bonuses under the Bonus Plan, in 1994, 1995 and 1996, which were accrued during the fiscal year indicated but were paid or will be paid during the following fiscal year.

(4) Includes matching contributions made by the Company in 1994, 1995 and 1996 under the BSSIP and in 1996 under the BioWhittaker Deferred Compensation Plan ("BDCP") included in the SERP. Under the BSSIP, the Company makes matching contributions to participating employees' accounts on the basis of three-quarters of the first 2% of the compensation contributed by the employee, five-eighths of the second 2% of the compensation contributed by the employee and one-half of the third 2% of compensation contributed by the employee. Employees' salary deferral contributions above 6% of compensation are not matched by the Company. Under the BDCP, deferrals made by eligible executive officers of up to 15% of total eligible compensation are matched by the Company. Also includes allocations to the BioWhittaker, Inc. Retirement Plan, a defined contribution plan. The fiscal 1996 matching contributions paid by the Company under the BSSIP, and the BDCP, and the 1996 allocations to the retirement plan are as follows:

                                                  BSSIP             BDCP         RETIREMENT PLAN
                                               CONTRIBUTION     CONTRIBUTION       ALLOCATION
                                               ------------     ------------     ---------------
        Mr. Buterbaugh.......................     $5,625          $ 57,094           $ 8,440
        Mr. Winkler..........................      5,625            40,884             5,663
        Mr. Rohrer...........................      5,625             7,830             4,448
        Mr. Alibrandi........................      5,141                --                --
        Mr. Staples..........................        274                --               522

(5) Mr. Staples joined the Company in September 1995.

EMPLOYMENT CONTRACT

     Mr. Alibrandi had an Employment Agreement with the Company, dated as of October 31, 1991 (the "Employment Agreement") pursuant to which he was paid $125,000 per year for services rendered to the Company. Due to other commitments, Mr. Alibrandi requested that the agreement be terminated effective December 31, 1996. Mr. Alibrandi now is compensated as a non-employee director.

CHANGE OF CONTROL EMPLOYMENT AGREEMENTS

     The Company has entered into Change of Control -- Employment Agreements ("Change of Control Agreements") with Thomas Winkler, Philip L. Rohrer, Jr., Leif Olsen and F. Dudley Staples, Jr. (each, an "Executive" and, collectively, the "Executives"). The Change of Control Agreements generally provide, in the event of a change of control (as defined) of the Company, for the continued employment of each of the Executive for a period of two years at salary, bonus and benefit levels no less favorable than those to which each Executive was entitled during the 120-day period immediately preceding to the change of control. In the event of termination of an Executive's employment during the two year period following a change in control by reason of the Executive's death or disability, the Executive or his estate, as the case may be, is entitled to receive (i) any unpaid portion of the Executive's annual base salary and any annual bonus earned for years prior to the year in which the termination occurs;
(ii) the ratable portion of the average of the bonuses paid to the Executive under the Company's annual bonus plan, or any comparable bonus under any predecessor or successor plan, including any bonus earned but deferred, for the last three full fiscal years prior to the change in control the ("Termination Bonus"); and (iii) the unpaid portion of any compensation previously deferred and any accrued vacation pay (collectively, the "Accrued Obligations"). In addition, the Company is obligated to timely pay or provide any other amounts or benefits required to be paid or provided or which the Executive is eligible to receive under any plan, program, policy or practice or contract or agreement of the Company ("Other Benefits") in accordance with the terms thereof.

     If an Executive's employment is terminated by the Company for "cause" or by the Executive not for "good reason" (as each of those terms is defined), the Executive is entitled to receive his Executive's Accrued Obligations, exclusive of the Termination Bonus, and the Company is obligated to make timely payment or provision of Other Benefits.

     If an Executive's employment is terminated by the Company for any reason other than for cause, death or disability, or by the Executive for Good Reason the Company will be obligated to pay the following to the Executive: (i) all Accrued Obligations; (ii) the sum of the Executive's Annual Base Salary and Annual Bonus for the most recently completed fiscal year prior to the Date of Termination; and (iii) a lump-sum supplemental retirement benefit. In addition, during the remainder of the two-year period following the change of control (or such longer period as any plan, program practice or policy may provide), the Company will be obligated to continue benefits to the Executive and, where applicable, the Executive's family, as if the Executive's employment had not been terminated; provided that if the Executive obtains other full-time employment providing any comparable benefits, the Company may discontinue providing any benefits comparable to those provided by the new employer.

     For purpose of the Change of Control Agreements, "cause" generally includes any of the following which is or is determined likely to be demonstrably harmful to the Company: (i) the willful and continued failure of the executive to perform substantially the Executive's duties with the Company or one of its affiliates; (ii) the willful engaging by the Executive in illegal conduct or gross misconduct which is demonstrably injurious to the Company; (iii) commission of an intentional act of fraud, embezzlement or theft by the Executive in connection with the Executive's duties or in the course of the Executive's employment; (iv) causing intentional, wrongful damage to property of the Company; (v) intentionally and wrongfully disclosing secret processes or other material confidential information of the Company or its customers; or (vi) participating without the Company's consent in the management of any business enterprise which engages in substantial and direct competition with the Company. "Good reason" generally includes (i) the assignment to the Executive of any duties inconsistent in any material respect with the Executive's position, authority, duties or responsibilities or any other action by the Company which results in a diminution in such position, authority, duties or responsibilities; (ii) any failure by the Company to comply with any of the compensation provisions of the Change of Control Agreement; (iii) the Company's requiring the Executive to be based at any office or location other than as provided in the Change of Control Agreement or the Company's requiring the Executive to travel on Company business to a substantially greater extent than required in the ordinary course in the 12 month period prior to the Effective Date of the Change of Control Agreement; (iv) any purported termination by the Company of the Executive's employment otherwise than as expressly permitted by the Change of Control Agreement; or (v) any failure by the Company to require any successor to all or substantially all of the business and/or assets of the Company to assume and agree to perform the Change of Control Agreement to the same extent that the Company would be required to perform absent any such succession.

EXECUTIVE RETIREMENT PLAN

     Three of the executive officers in the Summary Compensation Table, Messrs. Buterbaugh, Winkler and Rohrer, participate in the SERP, a nonqualified supplemental retirement plan which provides an annual retirement benefit payable for the life of the participant, equal to up to 55% of the participant's average covered compensation for the highest five out of the last seven years preceding retirement. The plan also includes a separate deferred compensation plan See "Executive Compensation and Other Information -- Summary Compensation Table (footnote 4)."

     The following table sets forth approximate annual retirement benefits for retirement at age 65 which would be payable under the SERP, without reflecting reductions for the offset of pension and Social Security benefits and without reflecting compensation under the separate deferred compensation plan.

                                                        YEARS OF SERVICE
                                  ------------------------------------------------------------
    AVERAGE ANNUAL COMPENSATION      15           20           25           30           35
    ----------------------------  --------     --------     --------     --------     --------
    $125,000....................  $ 51,563     $ 68,750     $ 68,750     $ 68,750     $ 68,750
     150,000....................    61,875       82,500       82,500       82,500       82,500
     175,000....................    72,188       96,250       96,250       96,250       96,250
     200,000....................    82,500      110,000      110,000      110,000      110,000
     225,000....................    92,813      123,750      123,750      123,750      123,750
     250,000....................   103,125      137,500      137,500      137,500      137,500
     300,000....................   123,750      165,000      165,000      165,000      165,000
     400,000....................   165,000      220,000      220,000      220,000      220,000
     450,000....................   185,625      247,500      247,500      247,500      247,500
     500,000....................   206,250      275,000      275,000      275,000      275,000

     Credited years of service and current compensation covered by the plan for the participants are as follows: Mr. Buterbaugh, 45 years and $339,000; Mr. Winkler, 16 years and $239,000; Mr. Rohrer, 19 years and $157,000. The covered compensation consists of salary and bonus. The benefits shown above are subject to deduction for Social Security benefits and amounts received from certain pension plans.

OPTION GRANTS

     The following table shows, as to each person named in the Summary Compensation Table, the options to purchase Common Stock granted by the Company under the Company's Stock Plan in fiscal 1996.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                          PERCENTAGE OF
                                         NUMBER OF        TOTAL OPTIONS
                                         SECURITIES        GRANTED TO     EXERCISE                  GRANT DATE
                                     UNDERLYING OPTIONS   EMPLOYEES IN    PRICE PER   EXPIRATION      PRESENT
NAME                                  GRANTED (SHARES)     FISCAL 1996      SHARE        DATE        VALUE(1)
-----------------------------------  ------------------   -------------   ---------   ----------   -------------
Noel L. Buterbaugh.................            --                --            --             --           --
Thomas R. Winkler..................            --                --            --             --           --
Philip L. Rohrer, Jr. .............            --                --            --             --           --
Joseph F. Alibrandi................            --                --            --             --           --
F. Dudley Staples, Jr. ............        25,000(2)           92.6%        $6.75       12/11/05      $98,000

---------------
(1) Based upon the Black-Scholes option valuation model. Per option value is determined using the Black-Scholes option pricing model to be $3.92, with a Black-Scholes ratio value of 0.5881, using the following assumptions: stock volatility of 0.3527; annualized risk-free rate of 5.71%, 10-year option term; and 0.00% dividend yield for the stock. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised and there is no assurance that the value realized will be at or near the value estimated by the Black-Scholes model.

(2) This option is non-qualified, non-transferable other than by will or the. law of descent and distribution, becomes fully exercisable upon the earliest to occur of (i) the attainment of designated targets of PTNI for the Company; (ii) the expiration of five years following the date of grant; or
    (iii) a change in control of the Company, and is exercisable for a term of 10 years unless terminated sooner in the event of death, disability, retirement, or other termination of employment.

FISCAL 1996 STOCK OPTION EXERCISES AND YEAR-END OPTION VALUES

     The following table shows, as to each of the individuals named in the Summary Compensation Table above, information concerning exercises of stock options in the last fiscal year and 1996 fiscal year-end option values.

         FISCAL 1996 STOCK OPTION EXERCISES AND YEAR-END OPTION VALUES

                                   SHARES                    NUMBER OF SECURITIES
                                  ACQUIRED      VALUE       UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                 ON EXERCISE   REALIZED        OPTIONS AT FISCAL          IN-THE-MONEY OPTIONS AT
NAME                              (SHARES)       ($)              YEAR-END(#)              FISCAL YEAR-END($)(1)
-------------------------------  -----------   --------   ---------------------------   ---------------------------
                                                          EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
                                                          -----------   -------------   -----------   -------------
Noel L. Buterbaugh.............       --          --        335,722         58,333       $ 285.397       $45,833
Thomas R. Winkler..............       --          --        204,790         52,083         151,378        45,833
Philip L. Rohrer, Jr. .........       --          --        139,584         35,416          45,834        22,916
F. Dudley Staples, Jr. ........       --          --             --         25,000              --            --
Joseph F. Alibrandi............       --          --             --             --              --            --

---------------
(1) Based upon an assumed fair market value of $7.375 per share.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     One report on Form 4 reflecting the acquisition by Mr. Staples of an option to purchase Shares issued under the Company's employee benefits plan was inadvertently filed late.

                      RELATIONSHIP BETWEEN THE COMPANY AND
                         THE BOEHRINGER INGELHEIM GROUP

     In October, 1991, the Company sold to Anasco GmbH ("Anasco"), an affiliate of Boehringer Ingelheim International GmbH ("Boehringer Ingelheim"), newly issued Common Stock then representing 19.9% of the outstanding Common Stock after such sale. Boehringer Ingelheim is one of a group of several closely held corporations which, along with their affiliates and subsidiaries, are sometimes collectively referred to herein as the "Boehringer Ingelheim Group." A subsidiary of the Company entered into a joint venture and partnership agreement (the "Joint Venture Agreement") with another member of the Boehringer Ingelheim Group, to manufacture cell culture products in Belgium for distribution throughout Europe, the former Soviet Union, and parts of North Africa and the Middle East (the "Territory").

     In April 1995, the Company terminated its interest in the joint venture, with the right to repurchase its interest under certain conditions. In the meantime, the joint venture (the "BI Joint Venture Affiliate"), now wholly owned by the Boehringer Ingelheim Group is continuing its operation in the Territory. The Boehringer Ingelheim Group has merged certain subsidiaries into the BI Joint Venture Affiliate, including the subsidiaries described at "-- Other Relationships -- Distribution Arrangements," below. The Company has entered into an exclusive distribution arrangement with the BI Joint Venture Affiliate for the distribution and sale of the Company's products in the Territory. The Company has agreed otherwise not to compete with the joint venture's business in the Territory during such time as the Company has the right to repurchase its interest in the BI Joint Venture Affiliate or for two years after the termination of the Company's right to repurchase its interest in the BI Joint Venture Affiliate in the event that the Company experiences a change of control or in certain other circumstances.

JOINT VENTURE; DISTRIBUTION IN EUROPE

     On October 31, 1991, BioWhittaker International, Inc. ("BWI"), a subsidiary of the Company, entered into the Joint Venture Agreement with Boehringer Ingelheim Bioproducts, Inc. ("BIBI"), a member of the Boehringer Ingelheim Group, pursuant to which the BI Joint Venture Affiliate was created to manufacture cell culture products in a facility since constructed in Belgium, and to distribute such products throughout the Territory. The Company and the Boehringer Ingelheim Group each had a 50% interest in the BI Joint Venture Affiliate, which also distributed certain products manufactured by the Company. On April 30, 1995, the Company entered into an agreement (the "JV Sale Agreement") with Boehringer Ingelheim, pursuant to which the Company sold to Boehringer Ingelheim 100% of the stock of BWI, which held the Company's 50% interest in the BI Joint Venture Affiliate, and 100% of the stock of BioWhittaker France S.A.R.L. In connection with these transactions, the Company entered into a five-year agreement with the BI Joint Venture Affiliate to provide technical assistance and support for certain products and pursuant to which the BI Joint Venture Affiliate will pay the Company $362,000 annually. Under the terms of the JV Sale Agreement, the Company has the right to reacquire on certain specified terms and conditions a 50% interest in the BI Joint Venture Affiliate until the earliest of (i) April 28, 2000; (ii) the date nine months after the BI Joint Venture Affiliate has demonstrated operating profit for three consecutive fiscal quarters (iii) such time as the Company experiences a change of control (such as will be the case upon consummation of the Offer) and Boehringer Ingelheim exercises its resulting right to terminate the Company's right to reacquire the interest, or (iv) such time as Boehringer Ingelheim experiences a change of control and the Company exercises its resulting right to terminate certain agreements and rights under the Joint Venture Agreement. The BI Joint Venture Affiliate and certain other distribution affiliates of the Boehringer Ingelheim Group (see "Other Relationships -- Distribution Arrangements" below) distribute in the Territory cell culture products that are manufactured in the Belgian facility using Company technology, as well as LAL and cell culture products manufactured by the Company and sold to these parties as distributors for the Company. In connection with the JV Sale Agreement, the Company entered into an exclusive distribution arrangement with the BI Joint Venture Affiliate and these other affiliates for Company products sold within the Territory. The distribution arrangement is for a term ending two years after the Company's option to purchase its interest in the BI Joint Venture Affiliate ends. The BI Joint Venture Affiliate and the other affiliates agreed to purchase certain minimum annual quantities of products from the Company. In fiscal 1996, the Company sold products to the BI Joint Venture Affiliate in the aggregate amount of $814,000.

PURCHASE OF COMPANY COMMON STOCK

     On October 31, 1991, the Company, pursuant to a stock purchase agreement dated as of September 24, 1991 (the "Stock Purchase Agreement"), sold to Anasco, a member of the Boehringer Ingelheim Group, a number of authorized but unissued shares of Common Stock (the "Anasco Shares") that represented 19.9% of the shares of the Common Stock outstanding after such issuance. The following is a summary of certain provisions contained in the Stock Purchase Agreement. Unless otherwise specified, the various covenants of the Company and Anasco in the Stock Purchase Agreement described in the subsections "Limitations on Purchase of Additional Shares," "Right to Maintain Percentage Voting Interest," "Limitation on Transfers of Anasco Shares; Right of First Refusal," "Board Representation and Voting Arrangements," "Restrictions on Certain Other Actions" and "Registration Rights" below will terminate upon the later of October 31, 1998 or the termination of the partnership under the Joint Venture Agreement, unless earlier terminated pursuant to a decrease in Anasco's voting interest in the Company to less than 5% of total voting power. The Company has waived its rights under these provisions to the extent necessary to enable Anasco to enter into the Stockholders Agreement in connection with the Offer and Merger.

     Limitations on Purchase of Additional Shares. The Stock Purchase Agreement provides that Anasco and its affiliates may purchase additional voting securities; provided that if Anasco and its Affiliates intend to purchase 5% or more of the Company's outstanding voting securities, Anasco will provide 15 days' prior written notice to the Company.

     Right to Maintain Percentage Voting Interest. If at any time after October 31, 1991 voting securities are issued pursuant to the exercise of options that were granted in connection with the Distribution in substitution for options to purchase Whittaker Common Stock ("Substitute Options"), the Company will pay Anasco an amount, in cash or voting securities (at the Company's election), or a combination thereof, equal to 19.9% of the difference between the aggregate market price (determined as provided in the Stock Purchase Agreement) of the net voting securities issued by the Company pursuant to the exercise of the Substitute Options and 19.9% of the aggregate exercise price of the Substitute Options (or, in the case of an exercise by delivery of voting securities, the aggregate par value thereof).

     Limitation on Transfers of Shares; Right of First Refusal. The Stock Purchase Agreement provides that Anasco and its affiliates may sell, pledge, encumber, or otherwise transfer any of the Company's voting securities in accordance with applicable law; provided that Anasco and its affiliates may not sell, pledge, encumber or otherwise transfer such securities to an affiliate unless the affiliate agrees to be bound by the terms of the Stock Purchase Agreement. Under the terms of the Stock Purchase Agreement, Anasco and its affiliates may not sell 5% or more of the Company's outstanding voting securities in any transaction or series of related transactions without first giving the Company an opportunity to purchase such securities at a price equal to the price offered by the prospective purchaser. The Company has waived the forgoing restrictions on Anasco and its affiliated in connection with the Offer and the transactions contemplated by the Merger Agreement.

     Board Representation and Voting Arrangements. The Stock Purchase Agreement provides that for so long as Anasco and its affiliates hold voting securities of the Company representing 10% or more of total voting power, in connection with each annual meeting of stockholders of the Company Anasco shall be entitled to designate a number of nominees for election to the Board of Directors, and to fill vacancies in the Board, in proportion to the voting interest of Anasco and its affiliates in the Company but shall not in any event designate nominees in excess of such proportional number (unless such number is one). The Company has agreed to include at least one director designated by Anasco on both the Nominating Committee and the Compensation Committee of the Board of Directors. Anasco has agreed that it will vote, or cause to be voted, all voting securities owned by it and its affiliates for nominees to the Board who have been recommended by the Board of Directors, and that its shares will be represented at any stockholder meeting so that they may be counted for purposes of determining a quorum.

     Restrictions on Certain Other Actions. Pursuant to the Stock Purchase Agreement, Anasco agreed that neither it nor its affiliates will (i) "solicit," or become a "participant" in any "solicitation" of, "proxies" (as such terms are defined in Regulation 14A under the Exchange Act) from any holder of the Company's voting securities in connection with any vote on any matter, or agree or announce its intention to vote with any person undertaking a "solicitation;" (ii) form, join, or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities; or (iii) grant any proxies with respect to any voting securities to any person (other than members of management of the Company or representatives of Anasco) or deposit any voting securities in a voting trust or enter into any other arrangement or agreement with respect to the voting thereof. The Company has waived the forgoing restrictions on Anasco and its affiliated in connection with the Offer and the transactions contemplated by the Merger Agreement.

     Registration Rights. Pursuant to the terms of the Stock Purchase Agreement, the Company also granted Anasco registration rights pursuant to which the Company has agreed that, upon the request of Anasco at any time on or after the third anniversary of the Distribution, the Company will register, on not more than two occasions, the sale of the Anasco Shares then owned by Anasco under the Securities Act of 1933, as amended, and applicable state securities laws (a "Demand Registration"). The Company's obligation is subject to certain limitations relating to the timing and size of the registration and other similar matters. The Company is also obligated to offer Anasco the right to include shares of Common Stock owned by it in certain registration statements filed by the Company (a "Piggyback Registration"). The Company will indemnify Anasco and its officers, directors, and controlling persons for securities law liabilities in connection with any such offering, other than liabilities resulting from information furnished in writing by Anasco. The Company is obligated to pay all expenses incidental to the first Demand Registration, while Anasco is obligated to pay all expenses incident to the second Demand Registration. Anasco is required to pay only the additional incremental portion of expenses incurred in connection with a Piggyback Registration.

     Indemnification. The Stock Purchase Agreement provides that the Company will indemnify Anasco for any damage, loss, liability, or expense of certain minimum threshold amounts arising out of or based upon the inaccuracy of certain representations or warranties or breaches of certain covenants contained in the Stock Purchase Agreement. The indemnification obligations relating to tax matters survive indefinitely. The maximum liability of the Company under the indemnification provisions of the Stock Purchase Agreement is $23,000,000 and, if the amount of damages exceeds $8,250,000, the Company has the option to repurchase the Anasco Shares at Anasco's purchase price plus interest. Anasco has agreed to indemnify the Company in an amount not to exceed $23,000,000 for any damage, loss, liability, or expense in excess of certain threshold amounts arising out of or based upon the inaccuracy of any Anasco representation or warranty or breach of any Anasco covenant contained in the Stock Purchase Agreement.

     Parent Guaranties. In connection with the Stock Purchase Agreement, Whittaker, former parent of the Company, and Boehringer Ingelheim, an affiliate of Anasco, have entered into guaranties of certain obligations of their respective affiliates. Whittaker has agreed to guarantee the performance of the Company's indemnification obligations under the Stock Purchase Agreement (i) within three months after a final determination of the Company's liability with respect thereto and after written demand upon the Company for such performance or (ii) immediately upon demand on Whittaker in the case of bankruptcy events relating to the Company. Boehringer Ingelheim has guaranteed the performance by Anasco of, among other things, Anasco's indemnification obligations under the Stock Purchase Agreement and certain related agreements within three months after a final determination of Anasco's liability with respect thereto and after written demand upon Anasco for such performance.

OTHER RELATIONSHIPS -- DISTRIBUTION ARRANGEMENTS

     Ingelheim Diagnostic Y Tecnologia, S.A., a member of the Boehringer Ingelheim Group, is the exclusive distributor of certain of the Company's products in Spain and Portugal. Sales by the Company to Ingelheim Diagnostic Y Tecnologia, S.A. pursuant to such distribution arrangements aggregated approximately $529,000 in fiscal 1996.

     Bender Co. GmbH ("Bender"), a member of the Boehringer Ingelheim Group, is the Company's exclusive distributor of certain of the Company's products in Austria, and a non-exclusive distributor in certain East European countries and the former Soviet Union. Sales by the Company to Bender pursuant to such distribution arrangements aggregated approximately $38,000 in fiscal 1996.

     SERVA Feinbiochemica GmbH & Co. KG ("SERVA"), also a member of the Boehringer Ingelheim Group, is the exclusive distributor of certain of the Company's products in Germany and a non-exclusive distributor of certain of the Company's products in certain East European countries and the former Soviet Union. Sales by the Company to SERVA pursuant to such distribution arrangements aggregated approximately $753,000 in fiscal 1996.

     BioWhittaker France S.A.R.L., also a member of the Boehringer Ingelheim Group, is the exclusive distributor of certain of the Company's products in France. Sales by the Company to BioWhittaker France pursuant to such distribution arrangements aggregated approximately $840,000 in fiscal 1996.

                                                                         ANNEX B
                [LETTERHEAD OF ALEX. BROWN & SONS INCORPORATED]

                                                                 August 22, 1997

Board of Directors
BioWhittaker, Inc.
8830 Biggs Ford Road
Walkersville, MD 21793

Members of the Board:

     BioWhittaker, Inc. ("BioWhittaker"), Cambrex Corporation, a Delaware corporation ("Cambrex") and BW Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Cambrex ("Sub"), have proposed to enter into an Agreement and Plan of Merger dated as of August 22, 1997 (the "Agreement"). Pursuant to the Agreement, Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of BioWhittaker (the "BioWhittaker Common Stock") at a purchase price of $11.625 per share, net to the seller in cash (the "Tender Offer"). The Agreement also provides that, following such Tender Offer, Sub will be merged with and into BioWhittaker (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of BioWhittaker Common Stock not previously tendered will be converted into the right to receive $11.625 in cash. You have requested our opinion as to whether the cash consideration to be received by the holders of BioWhittaker Common Stock (other than Cambrex and its affiliates) in the Transaction is fair, from a financial point of view, to such holders.

     Alex. Brown & Sons Incorporated ("Alex. Brown"), as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to the Board of Directors of BioWhittaker in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction and a portion of which is payable upon the delivery of this opinion. In the ordinary course of business, Alex. Brown may actively trade the securities of both BioWhittaker and Cambrex of our own account and the account of our customers and, accordingly, may at any time hold a long or short position in securities of BioWhittaker and Cambrex.

     In connection with this opinion, we have reviewed certain publicly available financial information and other information concerning BioWhittaker and certain internal analyses and other information furnished to us by BioWhittaker. We have also held discussions with the members of the senior managements of BioWhittaker and Cambrex regarding the business and prospects of BioWhittaker. In addition, we have (i) reviewed the reported prices and trading activity for BioWhittaker Common Stock, (ii) compared certain financial and stock market information for BioWhittaker with similar information for certain other companies whose securities are publicly traded, (iii) reviewed the financial terms of certain recent business combinations which we deemed comparable in whole or in part, (iv) reviewed the terms of the Agreement, and
(v) performed such other studies and analyses and considered such other factors as we deemed appropriate.

     We have not independently verified the information described above and for purposes of this opinion have assumed the accuracy, completeness and fairness thereof. With respect to the information relating to the prospects of BioWhittaker, we have assumed that such information reflects the best currently available judgments and estimates of the management of BioWhittaker as to the likely future financial performance of BioWhittaker. In addition, we have not made nor have we been furnished with an independent evaluation or appraisal of the assets or liabilities of BioWhittaker. Our opinion is based on market, economic and other conditions as they exist and can be evaluated as of the date of this letter.

     In arriving at our opinion, we were authorized to solicit, and did solicit, interest from third parties with respect to the acquisition of BioWhittaker.

     Our advisory services and the opinion expressed herein were prepared for the use of the Board of Directors of BioWhittaker and do not constitute a recommendation to any stockholders as to whether or not any stockholder should tender shares of BioWhittaker Common Stock in the Tender Offer or how such stockholder should vote on the proposed Merger. We hereby consent to the inclusion of this opinion in its entirety as an exhibit to the Solicitation/Recommendation Statement of BioWhittaker in respect of the Transaction.

     Based upon and subject to the foregoing, it is our opinion that, as of the date of this letter, the cash consideration to be received by the holders of BioWhittaker Common Stock (other than Cambrex and its affiliates) in the Transaction is fair, from a financial point of view, to such holders.

                                          Very Truly Yours,

                                          ALEX. BROWN & SONS INCORPORATED